VITERRA™

09046389

June 18, 2009

Exemption #: 82-5037

SUPPL

RECEIVED

Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

Viterra Inc.
Exemption No: 82-5037
<u>Pursuant to Rule 12g3-2(b)</u>

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of a news release, which includes the 2nd quarter interim quarterly report, the 2nd quarter financial statements and notes. This was filed with the Toronto Stock Exchange and provincial securities commissions.
2. Copies of Form F52-109F1 – Certification of interim filings for the President and Chief Executive Officer and the Chief Financial Officer. These were filed with the Toronto Stock Exchange and provincial securities commissions.
3. A copy of three news releases that were filed on the Toronto Stock Exchange and provincial securities commissions.

Yours truly,

Colleen Vancha, Senior Vice-President
Investor Relations and Corporate Affairs

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Rex McLennan, Chief Financial Officer

Attachment

VITERRA

For Immediate Release
June 10, 2009
Regina, Saskatchewan
Listed: TSX: VT

VITERRA ANNOUNCES STRONG SECOND QUARTER RESULTS

Positive contributions from all business segments during the quarter resulted in Viterra generating net income in line with last year's results. Consolidated net earnings of $26.3 million ($0.11 per share), which included an $8.0 million loss primarily related to the disposal of assets for the quarter, compared to prior year net earnings of $33.6 million ($0.16 per share).

During the quarter, Viterra generated consolidated earnings before interest, taxes, amortization, integration expenses and gains on disposals of assets ("EBITDA" – see Non-GAAP Financial Measures in Section 8) of $85.4 million, compared to EBITDA of $78.5 million for the same quarter of 2008. For the six months ended April 30, 2009, EBITDA was $79.0 million compared to $159.8 million last year reflecting lower Agri-products EBITDA, which included a fertilizer inventory write-down in the first quarter.

"The second quarter results reflect our position within the marketplace as Canada's leading agri-business. Given our logistics capabilities and efficient infrastructure, we were able to outperform the industry in terms of primary grain shipments during the period. Margins are robust and we expect a solid performance from our grain business for the remainder of the year," said President and Chief Executive Officer, Mayo Schmidt. "Agri-products sales gained momentum during the quarter and we expect third quarter demand to strengthen. Our employees and crop specialists are well prepared to meet the seasonally strong buying requirements of farm customers during this very busy period."

For the six-month period ended April 30, 2009, Viterra had a net loss of $6.6 million ($0.03 per share) compared to net earnings of $74.8 million ($0.37 per share) in the same six-month period of 2008. The variance reflects the impact that the weakened global economy had on fertilizer margins. Viterra's net earnings for this year's first six months were $18.8 million ($0.08 per share), excluding the $28.1 million inventory write-down taken in the first quarter and the loss on disposal.

On May 19, 2009, Viterra announced that it had signed an Implementation Agreement to combine its operations with Australian-based ABB Grain Ltd. ("ABB"). Under the terms, Viterra would acquire all the issued and outstanding shares of ABB for $1.4 billion (Australian Dollar "AUD" $1.6 billion). The offer is fully supported by both Boards of Directors and is comprised of a combination of cash and shares, including a special dividend to be paid by ABB (referred to herein as the "ABB Transaction").

Mayo Schmidt said, "We believe this transaction with ABB will drive significant value for all shareholders, destination customers and growers. With demand for core commodities forecast to increase by 20% over the next ten years, dual origination from Australia and Canada is a significant competitive advantage in serving this growing demand. We are creating a global leader and supplier of key food ingredients and food production to the world. The combined company will be financially stronger and better able to access capital to meet the growing demands of the international marketplace."

ABB will propose a Scheme of Arrangement for the acquisition of its shares by Viterra. The transaction is subject to satisfaction of a number of customary closing conditions, including the receipt of required regulatory approvals and court approvals, as well as the approval of ABB shareholders.

Also following the close of the quarter, Viterra successfully completed the offering of $450 million in equity through a bought deal subscription receipt offering by way of a private placement to exempt purchasers. The proceeds of the offering will provide a portion of the funding that may be required to complete the ABB transaction. The price of the issue was $8.00 per subscription receipt. Each subscription receipt gives the holder the right to receive, for no additional consideration, one common share of Viterra upon the successful closing of the ABB Transaction.

Financial and Operating Highlights:

- Consolidated sales and other operating revenues climbed $82.7 million to $1.6 billion for the second quarter, up from $1.5 billion in the same period last year. Higher sales led to stronger gross margin and EBITDA for the quarter. On a year-to-date basis, consolidated sales and other operating revenues were $3.0 billion, an increase of $0.2 billion over the $2.8 billion reported for the six months ended April 30, 2008.

- Total shipments in the Grain Handling and Marketing segment were up 36.7% over the prior year, contributing $77.0 million of EBITDA for the quarter and $124.9 million for the six months ended April 30, 2009. This compares to $77.6 million of EBITDA for the second quarter of 2008 and $150.6 million of EBITDA for the six months ended April 30, 2008.

- Grain handling margins were $27.22 per tonne for the second quarter compared to $36.00 per tonne in the same quarter a year ago. Year-to-date gross margins were $26.43 per tonne, in line with management's expectations.

- Sales and other operating revenue for the Agri-products segment were $266.0 million for the second quarter of 2009 and $452.1 million for the six months ended April 30, 2009. This compares to $202.5 million and $368.4 million for the respective three and six-month periods of last year. Stronger sales in both periods are a result of stronger volumes in fertilizer, seed and equipment and

higher fertilizer prices relative to the same period last year. EBITDA for the quarter was $15.4 million and for the six months was a loss of $27.8 million, which compares to $12.3 million and $30.4 million respectively.

- Sales in the Agri-food Processing segment for the quarter were $54.8 million, up $2.7 million from the comparable period of 2008, reflecting higher average sales prices offset partially by lower sales volumes. On a year-to-date basis, sales were $103.2 million, up $8.0 million from the comparable period of 2008. Segment EBITDA for the quarter was $5.0 million, compared to $12.8 million for the same period of the prior year. For the six months ended April 30, 2009, EBITDA was $7.5 million, compared to EBITDA of $13.5 million for the same period of the prior year.

- The Livestock Feed and Services segment generated feed sales of $173.6 million for the three months ended April 30, 2009, which compares to $123.8 million in the comparable period of 2008. The increase is primarily due to the contributions from feed manufacturing plants that Viterra acquired during fiscal 2008. Segment EBITDA for the quarter was $4.6 million, compared to an EBITDA loss of $3.1 million for the same period of the prior year. For the six months ended April 30, 2009, EBITDA was $13.8 million, compared to $2.3 million last year.

- For Viterra's Financial Products segment, second quarter and year-to-date EBITDA was $2.8 million and $4.9 million, respectively compared to EBITDA of $0.8 million and $1.9 million for the respective periods of 2008.

- Corporate expenses decreased by $2.5 million from the same three-month period last year, a reflection of lower accruals for the Company's incentive plans as well as lower capital taxes, partially offset by an unrealized foreign exchange marked-to-market loss of $0.8 million and higher external consulting fees required to support growth initiatives. Year-to-date, corporate expenses were up $5.4 million, reflecting an increase to the directors' compensation program and higher external consulting fees.

Based on Viterra's projections, fiscal 2009 industry receipts are estimated to be between 34 and 35 million tonnes, the highest level experienced in the past 10 years and well above the 31 to 33 million tonne average. The Company anticipates strong demand and deliveries for the remainder of the fiscal year. Farm incomes were up approximately 63% from 2007 and grain prices have been relatively strong when compared to historical averages. Both factors have been positive for the Agri-products segment and are reflected in continued strong demand for crop inputs this spring.

Viterra will be hosting a conference call for interested parties on June 10, 2009 at 12:30 p.m. Toronto time, 10:30 a.m. Regina time to discuss its Second Quarter Financial Report. Details are available on Viterra's website, under Newsroom at www.viterra.ca.

Certain statements in this news release are forward-looking statements and reflect Viterra's expectations regarding future results of operations, financial condition and achievements. All statements that address activities, events or developments that Viterra or its management expects or anticipates will or may occur in the future, including such things as growth of its business and operations, competitive strengths, strategic initiatives, planned capital expenditures, plans and references to future operations and results, critical accounting estimates and expectations regarding future capital resources and liquidity of the Company and such matters, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievements of Viterra to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations. These factors and assumptions are further detailed in Viterra's Second Quarter Financial Report.

Viterra Inc. is Canada's leading agribusiness, with extensive operations and distribution capabilities across Western Canada, and with operations in the United States, Japan, Singapore and Geneva. The Company is diversified into sales and services of crop inputs and equipment, grain handling and marketing, livestock feed and services, agri-food processing and financial products. These operations are complemented by value-added businesses and strategic alliances which allow Viterra to leverage its pivotal position between Prairie farmers and destination customers. The Company's common shares are listed on the Toronto Stock Exchange under the symbol VT.

Media Inquiries:

Susan Cline
Investor Relations and Corporate Affairs
Viterra Inc.
(306) 569-6948

Investor Inquiries:

Colleen Vancha
Investor Relations and Corporate Affairs
Viterra Inc.
(306) 569-4782
www.viterra.ca
Audio webcast: http://events.onlinebroadcasting.com/viterra/061009/index.php

VITERRA

SECOND QUARTER REPORT – APRIL 30, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

TABLE OF CONTENTS

1. RESPONSIBILITY FOR DISCLOSURE

Management's Discussion and Analysis ("MD&A") was prepared based on information available to Viterra Inc. (referred to herein as Viterra or the "Company") as of June 10, 2009. Management prepared this report to help readers interpret Viterra's consolidated financial results for the three and six-month periods ended April 30, 2009 and April 30, 2008.

To support the discussion, this report includes information with respect to the agri-business industry, the markets in which the Company operates and any trends that may impact operating and financial performance into the future. This report should be read in conjunction with Viterra's 2008 Annual Financial Review and its most recent Annual Information Form, which are available on Viterra's website at www.viterra.ca, as well as on SEDAR's website at www.sedar.com, under Viterra Inc.

This MD&A, the unaudited Consolidated Balance Sheet, Statement of Earnings (Loss), Statement of Comprehensive Income (Loss), Statement of Shareholders' Equity, Statement of Cash Flows and Notes to the Consolidated Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP") and are presented in Canadian dollars unless specifically stated to the contrary.

2. COMPANY OVERVIEW

Viterra is a vertically integrated Canadian agri-business engaged in a number of distinct but inter-related businesses. Founded in 1924, the Company serves western Canadian farmers and markets commodities and food products around the world. Viterra is Canada's leading agri-business, with extensive operations and distribution capabilities across Western Canada as well as operations in the United States ("U.S."), Japan, Singapore and Geneva.

Viterra is a major participant in the value-added agri-food supply chain. Its core businesses are diversified among five segments: Grain Handling and Marketing, Agri-products sales and services, Livestock Feed and Services, Agri-food Processing and Financial Products. Geographically, Viterra's operations are located across Western Canada and throughout the south central United States. It has offices in Winnipeg, Regina, Calgary, Japan, Singapore and Geneva. Viterra participates in fertilizer manufacturing through its 34% ownership in Canadian Fertilizers Limited ("CFL"), oat milling through Can-Oat Milling ("Can-Oat") and malt processing through its interest in Prairie Malt Limited. Viterra is also involved in other commodity-related businesses through strategic alliances and supply agreements with domestic and international grain traders and food processing companies. The Company markets commodities directly to customers in more than 50 countries.

Viterra's shares trade on the Toronto Stock Exchange ("TSX") under the symbol "VT".

3. SUMMARY AND ANALYSIS OF CONSOLIDATED RESULTS

Selected Consolidated Financial Information (in thousands - except percentages and per share amounts)	Actual Three Months ended April 30, 2009	Actual Three Months ended April 30, 2008	[redacted]	Actual Six Months ended April 30, 2009	Actual Six Months ended April 30, 2008	[redacted]
Sales and other operating revenues	$ 1,608,048	$ 1,525,377		$ 2,989,789	$ 2,842,519	
Gross profit and net revenues from services	$ 211,482	$ 203,766		$ 335,580	$ 388,994	
Operating, general and administrative expenses	(126,082)	(125,243)		(256,585)	(229,201)	
EBITDA	85,400	78,523		78,995	159,793	
Amortization	(24,612)	(25,499)		(50,790)	(51,021)	
EBIT	60,788	53,024		28,208	108,772	
Integration expenses	(2,020)	(3,420)		(3,698)	(10,039)	
Gain (loss) on disposal of assets	(8,007)	(199)		(8,262)	1,910	
Financing expenses	(12,206)	(9,801)		(21,456)	(23,144)	
	38,555	39,604		(5,199)	77,499	
Recovery of (provision for) corporate taxes						
Current	11	(2,886)		(118)	(8,626)	
Future	(12,257)	(3,155)		(1,324)	5,907	
Net earnings (loss)	$ 26,309	$ 33,563		$ (6,641)	$ 74,780	
Earnings (loss) per share	$ 0.11	$ 0.16		$ (0.03)	$ 0.37	

Second quarter sales and other operating revenues increased $82.7 million to $1.6 billion (2008 - $1.5 billion), contributing to total sales and other operating revenues for the six months ended April 30, 2009 of $3.0 billion (2008 - $2.8 billion). Higher sales led to an improvement in second quarter gross margins, which rose to $211.5 million in the quarter, compared to $203.8 million for three months ended April 30, 2008. For the six-month period, gross margins were $335.6 million, compared to $389.0 million in the same period last year. The lower year-to-date results mainly reflect lower gross margins in the Agri-products segment, which took a $28.1 million fertilizer inventory write-down in the first quarter of 2009.

During the quarter, Viterra generated consolidated EBITDA of $85.4 million, compared to EBITDA of $78.5 million for the same quarter of 2008. For the six months ended April 30, 2009, EBITDA was $79.0 million compared to $159.8 million primarily reflecting lower Agri-products EBITDA in the first quarter, which included the inventory write-down described above.

Amortization for the three and six-month periods ended April 30, 2009 were in line with last year's amortization expenses. Viterra incurred $2.0 million in integration costs in the second quarter bringing the year-to-date total to $3.7 million. Last year, costs for the six months totaled $10.0 million.

Financing expenses were $12.2 million for the quarter. This is net of $1.1 million of interest income and a $1.0 million Canadian Wheat Board ("CWB") carrying charge recovery. Financing expenses were $9.8 million in the same period of 2008, net of $7.6 million of interest income, interest recovery of $6.3 million on the appeal of a federal tax reassessment, and a $2.2 million CWB carrying charge recovery. After adjusting for interest income and recoveries, financing expenses decreased by $5.3 million to $14.3 million in 2009. For the six months ended April 30, 2009, financing expenses were $21.5 million, this is net of $4.6 million of interest income and a $2.0 million CWB carrying charge recovery. Financing expenses were $23.1 million in the same period of 2008, net of $8.8 million of interest income, interest recovery of $6.3 million on the appeal of a federal tax reassessment, and a $3.8 million CWB carrying charge recovery. After adjusting for interest income and recoveries, financing

expenses decreased by $7.6 million. The decrease in financing expenses in both periods was mainly due to less short-term borrowings and lower interest rates associated with the Company's debt facilities.

The loss on disposal of assets of $8.0 million recorded during the second quarter primarily related to the closure of four elevators that were acquired in the Agricore United acquisition. The original integration plans did not identify these particular sites for closure. However, after operating the assets for a period of time, management chose to close the facilities and divert grain to other more efficient Viterra locations.

Viterra recorded a net corporate tax provision of $12.2 million in the three-month period ended April 30, 2009 compared to a provision of $6.0 million in the same period of 2008. For the six months ended April 30, 2009, the Company's net tax provision was $1.4 million. The effective tax rate for the second quarter was 31.8% compared to 15.3% for the same period last year. The effective tax rate for the six months ended April 30, 2009 was (27.7%), compared to 3.5% for the same period last year. The Company's effective tax rate ordinarily differs from the Canadian statutory rate of 31% due to a variety of factors including the change in future tax rates applied to different tax assets and tax liabilities, items deductible for accounting but not for tax, as well as the effect of foreign income tax rates differing from Canadian income tax rates.

For the six month period ended April 30, 2009, due to the level of net income before tax, the impact of the change in future tax rates as well as permanent differences including items deductible for accounting but not for tax, resulted in a more pronounced difference between the effective tax rate and the statutory rate.

At April 30, 2009, the Company had consolidated loss carry-forwards of $153.1 million (April 30, 2008 - $183.2 million) including $25.0 million of losses from inactive subsidiaries of which the Company has less than 100% interest. Due to Viterra's loss carry-forwards, current taxes largely reflect the current taxes of the Company's subsidiary operations and for the six-month period ended April 30, 2009, current taxes remained unchanged at $0.1 million.

Viterra's second quarter net earnings were $26.3 million or $0.11 per share, which compare to net earnings of $33.6 million or $0.16 per share in the same three-month period of 2008. For the six-month period ended April 30, 2009, Viterra's net loss was $6.6 million or $0.03 per share, which compares to net earnings of $74.8 million, or $0.37 per share in the same six-month period of 2008. Excluding $36.4 million of items ($28.1 million fertilizer inventory write-down and $8.3 million loss on disposal) recorded in the first half of this year, Viterra's net earnings for the six months ended April 30, 2009 were $18.8 million or $0.08 per share.

3.1 SELECT QUARTERLY INFORMATION

Select Quarterly Financial Information *For the quarters ended* *($millions - except per share amounts)* *(Unaudited)*	April 30, 2009 Q2	January 31, 2009 Q1	October 31, 2008 Q4 [2]	July 31, 2008 Q3 [2]	April 30, 2008 Q2 [2]	January 31, 2008 Q1 [2]	October 31, 2007 Q5 [2,3]	July 31, 2007 Q4 [1,3]
Sales and other operating revenues	$ 1,806.0	$ 1,381.7	$ 1,716.8	$ 2,216.2	$ 1,626.4	$ 1,317.1	$ 1,285.9	$ 1,400.2
Net earnings (loss)	$ 26.3	$ (33.0)	$ 46.8	$ 166.7	$ 33.6	$ 41.2	$ 0.9	$ 98.5
Basic and Diluted earnings (loss) per share	$ 0.11	$ (0.14)	$ 0.20	$ 0.71	$ 0.16	$ 0.20	$ -	$ 0.58

[1] *Includes consolidation of results of AU from May 29, 2007, the date of acquisition*
[2] *Includes consolidation of results of AU for the entire quarter*
[3] *As restated*

The Company's earnings follow the seasonal pattern of prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. The volume of grain shipments are relatively stable through the quarters, but can be influenced by destination customer demand, the CWB's export program, and producers' marketing decisions which, in turn, are driven by commodity price expectations, harvest pressures and cash flow requirements. The level of grain receipts each quarter also depends on these factors.

Sales of Viterra's Agri-products peak in May through July, corresponding with the growing season, supplemented by additional crop nutrient sales in the late fall, should weather permit. Although relatively steady throughout the year, sales in the Livestock Feed and Services segment tends to peak during the winter months as feed consumption increases. In the Agri-food Processing segment, earnings are more fluid with continuous demand for products throughout each quarter. Financial Products agency fees follow the related pattern of sales in the underlying activity in Agri-products and Livestock Feed and Services segments.

4. SEGMENT RESULTS

4.1 GRAIN HANDLING AND MARKETING

In the Grain Handling and Marketing segment, Viterra actively buys grain and oilseeds from farm customers throughout the year. Viterra tests the commodities for quality and cleans, dries and blends them in preparation for shipping. Viterra earns a margin for these services. Volumes, quality and export demand are key drivers in this business. Viterra markets open market grains and oilseeds directly to destination customers and buys and sells CWB grains as an Agent and Accredited Exporter of the CWB.

Grain Handling and Marketing *(In thousands - except percentages & margins)*		Actual Three Months ended April 30, 2009	Actual Three Months ended April 30, 2008	[redacted]	Actual Six Months ended April 30, 2009	Actual Six Months ended April 30, 2008	[redacted]
Gross profit and net revenues from services		$ 126,134	$ 122,050		$ 222,198	$ 237,744	
Operating, general and administrative expenses		(49,126)	(44,495)		(97,265)	(87,134)	
EBITDA		77,008	77,555		124,933	150,610	
Amortization		(10,087)	(10,260)		(20,208)	(20,603)	
EBIT		$ 66,921	$ 67,295		$ 104,725	$ 130,007	
Operating Highlights							
Total sales and other operating revenues		$ 1,126,390	$ 1,144,454		$ 2,090,420	$ 2,133,186	
[A] Industry receipts - six major grains *(tonnes)*		9,828	6,682		18,009	15,363	
Industry shipments - six major grains *(tonnes)*		10,065	6,944		18,046	15,735	
[B] Primary elevator receipts *(tonnes)* *		4,362	3,008		7,973	6,611	
Primary elevator shipments (tonnes)		4,634	3,390		8,406	7,543	
Six Major Grains		4,476	3,054		8,087	6,897	
Industry terminal handle - six major grains *(tonnes)*		6,663	4,528		12,168	9,876	
Port Terminal receipts *(tonnes)*		2,559	1,611		4,646	4,039	
Vancouver		1,788	1,049		2,991	2,333	
Thunder Bay		271	150		871	759	
Prince Rupert Grain *(Company share)*		500	412		784	947	
Market share *(%)* - Country Receipts *	[B]/[A]	44.4%	45.0%		44.3%	43.0%	
Margin *($ per grain tonne shipped)*		$ 27.22	$ 36.00		$ 26.43	$ 31.52	
Licensed storage capacity *(tonnes)* **							
- Industry		5,342	5,120		5,342	5,270	
- Company		1,860	1,838		1,860	1,881	
Inventory turns *(shipments divided by capacity)* ,							
- Industry		7.54 x	5.43 x		6.76 x	5.97 x	
- Company		9.97 x	7.38 x		9.04 x	8.02 x	

, This ratio is annualized to be a more meaningful measure

** Represents six major grains*

*** CGC's March 30, 2009 edition of Grain Elevators in Canada - updated to include new builds, expansions and closures*

4.1.1 Industry Shipments

Shipments in any given fiscal year are dependant upon production levels and carry-out stocks from the prior year. Grain flows can fluctuate depending on global demand, crop size, prices of competing commodities, as well as the factors noted in section 4.1. For the second quarter, total industry shipments for the six major grains were up 3.1 million tonnes, or 44.9%, over the same period in 2008. For the six months ended April 30, 2009, industry volumes were up 2.3 million tonnes or 14.7%, compared to this time last year. A stronger CWB export program and higher open market grain sales during the second quarter were the main drivers for the increase in grain volumes.

4.1.2 Viterra Shipments

Viterra's shipments for the quarter ended April 30, 2009 were 4.6 million tonnes. This compares to 3.4 million tonnes for the comparable period in 2008. For the six major grains, Viterra's shipments rose 46.6%, surpassing overall industry increases. Viterra shipped 2.3 million tonnes of CWB grains during the quarter (1.5 million tonnes last year) and 2.3 million tonnes of open market grain (1.9 million tonnes last year). For the six months ended April 30, 2009, the Company shipped 8.4 million tonnes compared to 7.5 million tonnes for the same period of 2008, an increase of about 11.4%.

Based on receipts, the split between CWB and open market grains for the three and six-month period was 49%/51%. This compares to splits of 43%/57% and 42%/58% for the same three and six-month periods last year.

An important measure of the Company's performance in this segment is market share, which is based on primary elevator receipts of the six major grains. Viterra's year-to-date market share was 44.3%, slightly higher than last year's 43.0%.

At port terminal position, industry receipts were up 47.2% quarter-over-quarter. Viterra's port terminal receipts were up 58.8% to 2.6 million tonnes. On a year-to-date basis, industry receipts were up 23.2% while Viterra's port terminal receipts increased 15.0%. The variance reflects the change in Viterra's CWB/open market split, and the impact from the CWB diverting a portion of Viterra-originated grain to Alliance Grain Terminal ("AGTL") in Vancouver.

Gross margins per tonne were $27.22 for the second quarter of 2009 compared to $36.00 per tonne in the same quarter a year ago. Year-to-date gross margins were $26.43 per tonne, in line with management expectations. Last year, the Company generated $31.52 per tonne in the first six months. The change in margins from 2008 mainly reflects:

- lower merchandising and blending opportunities, and lower associated commodity prices;
- fewer opportunities to extract premiums from the market due to less volatility; and
- the impact on pipeline efficiencies and revenue of the CWB diverting port terminal receipts to AGTL.

Incremental earnings associated with the Company's interest in Prince Rupert Grain were $6.2 million for the second quarter of 2009 (contribution of $1.33 per tonne, not included above) and $6.6 million year-to-date ($0.79 per tonne). This compares to $2.1 million ($0.62 per tonne) and $4.4 million ($0.58 per tonne) for the same respective three and six-month periods last year. Increased volumes at the Prince Rupert terminal were mainly due to timing. Annual volumes are expected to be similar to last year.

The following table demonstrates comparable commodity prices year-over-year:

Select Commodity Prices Per Tonne	Opening 31-Jan 2008	Closing 31-Apr 2008	Increase (Decrease)	Opening 31-Jan 2009	Closing 31-Apr 2009	Increase (Decrease)	10 Year Average
Wheat (No.1 CWRS 11.5%)	$ 354.00	$ 351.00	[illegible]	$ 287.00	$ 288.00	[illegible]	$ 196.00
Feed Barley (No.1 Feed, Lethbridge)	$ 208.00	$ 241.00	[illegible]	$ 146.00	$ 139.00	[illegible]	$ 134.00
Oats (US No.2, CBoT nearby (US Dollars))	$ 213.00	$ 244.00	[illegible]	$ 126.00	$ 126.00	[illegible]	$ 152.00
Flax (No.1 CW, I/S Thunder Bay)	$ 673.00	$ 693.00	[illegible]	$ 505.00	$ 476.00	[illegible]	$ 333.00
Canola (No.1 Canada, I/S Vancouver)	$ 548.30	$ 605.00	[illegible]	$ 433.00	$ 444.00	[illegible]	$ 312.00
Peas (Producer Price, FOB plant)	$ 340.00	$ 358.00	[illegible]	$ 224.00	$ 220.00	[illegible]	$ 160.00

Source: 10 yr Average from Agriculture and Agrifood Canada
Canadian Wheat Board Pool Return Outlook (No.1 CWRS 11.5% PRO) and Company Reports
Company Reports

Operating, general and administration ("OG&A") expenses for the Grain Handling and Marketing segment increased by $4.6 million for the second quarter and $10.1 million for the six months ended April 30, 2009. This is primarily a result of increased variable costs due to higher grain volumes this year and additional wages, salaries and costs related to the Company's employee share purchase plan, which was

implemented in June 2008. The increase also reflects the addition of the International Grain division that was established in the latter part of 2008.

Segment EBITDA for the quarter was $77.0 million in line with the $77.6 million generated in the same period last year. For the six months ended April 30, 2009, EBITDA was $124.9 million compared to $150.6 million for the same six-month period of 2008.

4.2 AGRI-PRODUCTS

Agri-products *(in thousands - except percentages)*	**Actual Three Months ended April 30, 2009**	**2008**		**Actual Six Months ended April 30, 2009**	**2008**	
Gross profit and net revenues from services	$ 51,775	$ 45,279	[redacted]	$ 43,134	$ 92,380	[redacted]
Operating, general and administrative expenses	(36,369)	(33,025)		(70,974)	(61,940)	
EBITDA	15,406	12,254		(27,840)	30,440	
Amortization	(9,642)	(11,258)		(20,916)	(22,566)	
EBIT	$ 5,764	$ 996		$ (48,755)	$ 7,874	
Operating Highlights						
Sales and other operating revenues	$ 265,950	$ 202,471		$ 452,122	$ 368,417	
Fertilizer *	$ 144,769	$ 106,871		$ 314,487	$ 262,289	
Crop Protection	$ 25,583	$ 27,236		$ 28,554	$ 29,078	
Seed	$ 79,785	$ 59,567		$ 81,713	$ 60,351	
Equipment sales and other revenue	$ 16,813	$ 8,797		$ 27,368	$ 16,699	
Margin *(% of Sales)*	19.5%	22.4%		9.5%	25.1%	

** Consolidated sales from wholesale and retail operations*

Viterra currently operates 253 ag-retail facilities located across Western Canada and holds a 34% investment in CFL, a nitrogen fertilizer manufacturing plant in Medicine Hat, Alberta. The Company is entitled to receive 34% of approximately 1.5 million tonnes of merchantable product, split equally between granular urea and anhydrous ammonia ("NH_3").

Retail sales of agri-products are seasonal and correlate directly to the life cycle of the crop. During the second quarter, the Company prepares for the highly compressed spring selling period as it begins to source, purchase and distribute product through its retail network, and launches its spring promotional programs. Agronomic specialists are also actively working with producers during this time to develop their operational plans and customize solutions based on their specific needs.

Consolidated sales and other operating revenues for the Agri-products segment during the second quarter were up from the prior year, increasing by $63.5 million to $266.0 million. For the six months ended April 30, 2009, total sales and other operating revenues increased by $83.7 million to $452.1 million. Fertilizer sales increased by $37.9 million in the second quarter to $144.8 million (and increased by $52.2 million to $314.5 million for the six months ended April 30, 2009), mainly due to higher volumes and prices over the same comparable periods of 2008.

Seed sales during the second quarter were $79.8 million, an increase of $20.2 million over the $59.6 million reported in the three months ended April 30, 2008. For the six-month period, seed sales rose by $21.4 million to $81.7 million. The increase mainly reflects higher volumes over the comparable period last year, when a portion of the seed sales were pushed into the third quarter.

Producer (retail) prepayments for spring agri-products were $225.8 million at April 30, 2009, compared to $265.1 million at the same time last year.

Sales of the Company's crop protection products of $25.6 million were $1.7 million lower than last year's second quarter results. This year, there was limited pre-seed applications of glyphosates in most parts of Western Canada due to unfavourable weather conditions. For the six months ended April 30, 2009, sales of crop protection products of $28.6 million were in line with last year.

Equipment sales and other revenue increased by $7.0 million to $15.8 million for the second quarter and increased by $10.7 million to $27.4 million for the six months ended April 30, 2009. The increase reflects stronger storage bin sales, an indication of the record 2008 harvest, as well as grower decisions to store more grain on-farm. Higher equipment sales were partially offset by lower custom applications and NH_3-related rental revenues.

Gross margins were $51.8 million for the second quarter of 2009 and $43.1 million for the six months ended April 30, 2009, compared to $45.3 million and $92.4 million for the respective comparable periods of the prior year. Higher gross margins in the second quarter of 2009 relative to 2008 were a result of stronger volumes of fertilizer, seed, and equipment.

On a year-to-date basis, lower margins reflect the $28.1 million write-down on fertilizer inventory that was taken at January 31, 2009. Year-to-date gross margins also included a $6.8 million realized loss and a $4.2 million marked-to-market unrealized loss on the Company's natural gas hedging program. Excluding these adjustments, gross margins for the six months ended April 30, 2009 are down $10.2 million. Lower fertilizer margins during the first quarter were the primary reason for the variance.

OG&A expenses increased by $3.3 million for the second quarter of 2009, to $36.4 million and by $9.0 million for the six months ended April 30, 2009 to $71.0 million. Incremental expenses for wages and salaries were the primary reason for the increase.

EBITDA was $15.4 million for the second quarter, an increase of $3.2 million over the same period of 2008. For the six months ended April 30, 2009, EBITDA was down $58.3 million, reflecting lower margins and the first quarter inventory write-down.

4.3 AGRI-FOOD PROCESSING

Agri-food Processing *(in thousands - except percentages and margins)*		Actual Three Months ended April 30, 2009		2008	[redacted]		Actual Six Months ended April 30, 2009		2008	[redacted]
Gross profit and net revenues from services	$	6,518	$	15,110		$	11,033	$	17,427	
Operating, general and administrative expenses		(1,514)		(2,327)			(3,511)		(3,913)	
EBITDA		5,004		12,783			7,522		13,514	
Amortization		(1,493)		(1,444)			(2,961)		(2,889)	
EBIT	$	3,511	$	11,339		$	4,561	$	10,625	
Operating Highlights										
Sales and other operating revenues	$	54,779	$	52,035		$	103,220	$	95,210	
Tonnes sold		77		85			147		170	
Margin per tonne	$	84.65	$	177.76		$	75.05	$	102.51	

Viterra's interests in Agri-food Processing include its Can-Oat division, one of the world's largest industrial oat millers, with plants in Portage la Prairie, Manitoba, Martensville, Saskatchewan, and Barrhead, Alberta, and a 42.4% interest in Prairie Malt Limited, a single-site malting plant located at Biggar, Saskatchewan.

Can-Oat is an established market leader in industrial oat supply and the supplier of choice for many North American food manufacturers. For the oat milling business, yield is a significant factor in profitability. The quality of raw oats has the largest impact on yield. Oats are priced in U.S. dollars and the world feed grain market predominantly drives prices. As a result, foreign exchange rates can impact margins and Can-Oat employs currency hedging practices to protect margins. The price of finished goods moves up and down with the price of oats.

In Viterra's malt business, reliable quality is a key factor in maintaining sales relationships with international customers. Only high-quality malt barley is selected for the malting process so crop quality can affect supply and increase production costs. For Prairie Malt, energy consumption, labour and yield maximization (the amount of malt produced from a tonne of barley) are key production drivers. Natural gas is also a key factor in production; thus gas prices can affect margins. Since sales are priced in U.S. dollars, Prairie Malt reduces the impact of foreign currency fluctuations by engaging in currency hedging activities.

Sales in the Agri-food Processing segment for the quarter were $54.8 million, up $2.7 million from the comparable period of 2008. For the six months ended April 30, 2009, sales increased by $8.0 million to $103.2 million compared to $95.2 million for the same period of 2008. The increase mainly reflects higher prices, a result of a weaker Canadian dollar relative to the same period of 2008.

Gross margins in the second quarter of 2009 decreased by $8.6 million to $6.5 million compared to the same three-month period of 2008. During the quarter, Can-Oat adopted hedge accounting for foreign currency hedging transactions but continues to mark-to-market its commodity exposures. Marked-to-market adjustments for commodity prices during the quarter resulted in a $1.7 million loss in Can-Oat's gross margin during the quarter, which compares to a $2.4 million gain recorded in the same three-month period of 2008. For the six months ended April 30, 2009, total marked-to-market adjustments and realized gains amounted to $0.4 million, compared to $2.9 million for the same period of 2008.

Excluding the above adjustments, gross margins otherwise decreased by $4.5 million compared to the same three-month period of 2008 and were down $3.9 million for the same six-month period of 2008. The lower operating margins reflect reduced volumes at Can-Oat and fewer sales of flake products during the quarter. For the six-month period of 2009, gross margins also included a $2.5 million foreign exchange loss that Prairie Malt recorded during the first quarter.

OG&A expenses were down slightly by $0.8 million in the second quarter of 2009 and down $0.4 million for the six months ended April 30, 2009.

Segment EBITDA was $5.0 million for the second quarter, down $7.8 million from the same period last year. On a year-to-date basis, EBITDA was $7.5 million, down $6.0 million from the same period of 2008. The variance reflects a small decline in EBITDA from Can-Oat and significantly lower contributions from Prairie Malt relative to last year, when that business experienced strong results.

4.4 LIVESTOCK FEED AND SERVICES

Livestock Feed and Services *(in thousands - except percentages and margins)*	Actual Three Months ended April 30, 2009	2008	[redacted]	Actual Six Months ended April 30, 2009	2008	[redacted]
Gross profit and net revenues from services	$ 23,092	$ 19,382	[redacted]	$ 51,543	$ 37,383	[redacted]
Operating, general and administrative expenses	(18,524)	(22,437)	[redacted]	(37,733)	(35,132)	[redacted]
EBITDA	4,568	(3,055)	[redacted]	13,810	2,251	[redacted]
Amortization	(3,076)	(2,377)	[redacted]	(6,076)	(4,698)	[redacted]
EBIT	$ 1,492	$ (5,432)	[redacted]	$ 7,734	$ (2,447)	[redacted]
Operating Highlights						
Feed sales *(tonnes)*	514	425	[redacted]	1,074	869	[redacted]
Feed sales and other operating revenues	$ 173,577	$ 123,817	[redacted]	$ 367,275	$ 243,014	[redacted]
Non-feed sales and other operating revenues	$ 1,915	$ 9,247	[redacted]	$ 5,530	$ 17,396	[redacted]
Feed margin *($ per feed tonne sold)*	$ 44.23	$ 48.65	[redacted]	$ 47.56	$ 45.71	[redacted]
Non-feed gross profit and net revenue from services	$ 359	$ (1,296)	[redacted]	$ 462	$ (2,338)	[redacted]

This segment formulates and manufactures feed and feed ingredients for swine, dairy and beef cattle, poultry and other specialty feeds from six feed mills and two pre-mix facilities across Western Canada and at six feed mill locations in Texas, New Mexico and Oklahoma in the U.S. The key driver in the profitability of feed manufacturing is volume, since feed sales prices typically fluctuate in response to the underlying cost of ingredients. Margins remain relatively consistent year-over-year, with average annualized margins of about $41 to $45 per tonne. However, there can be some seasonal variability in the U.S. market in the spring when the product mix shifts to lower margin products aimed at commercial feedlots.

Feed sales of $173.6 million for the three months ended April 30, 2009 were $49.8 million higher than last year. On a year-to-date basis, feed sales improved by $124.3 million to $367.3 million. The improvement reflects the Company's acquisition of Sunrise Feeds LLC, V-S Feed and Agri-Supplies Ltd., Gore Bros. Inc. and Gore's Trucking Inc. These transactions were completed during the second quarter of 2008. Therefore, last year's results did not include these acquisitions for the entire comparable period.

Gross margins on feed were $22.7 million (2008 - $20.7 million) for the quarter and $51.1 million for the first two quarters of 2009 (2008 - $39.7 million). Higher gross

margins in both periods were a result of contributions from the acquisitions described above and a higher level of U.S. sales combined with the impact of a weaker Canadian dollar relative to 2008.

OG&A expenses for the quarter were $18.5 million, $3.9 million lower than the second quarter of 2008. For the six-month period ended April 30, 2009, OG&A expenses were $37.7 million, $2.6 million higher than the comparable period of 2008. Last year's second quarter and year-to-date results included $6.5 million of expenses related to the Company's exit from the hog business. After excluding these items, OG&A expenses for the three and six months ended April 30, 2009 increased by $2.6 million and $9.1 million, respectively. The increase reflects the addition of costs associated with the acquisitions described above.

EBITDA for the quarter was $4.6 million, compared to an EBITDA loss of $3.1 million for the comparable period of the prior year. On a year-to-date basis, EBITDA increased $11.6 million to $13.8 million. Last year's results included costs related to the Company's exit from the hog business.

4.5 FINANCIAL PRODUCTS

Financial Products *(in thousands except percentages)*	Actual Three Months ended April 30, 2009	2008	[redacted]	Actual Six Months ended April 30, 2009	2008	[redacted]
Gross profit and net revenues from services	$ 3,933	$ 1,945		$ 7,672	$ 4,060	
Operating, general and administrative expenses	(1,171)	(1,142)		(2,763)	(2,137)	
EBITDA	2,762	803		4,909	1,923	
Amortization	(105)	(105)		(210)	(210)	
EBIT	$ 2,657	$ 698		$ 4,699	$ 1,713	
Sales and other operating revenues	$ 4,360	$ 2,029		$ 8,089	$ 4,060	

Through both Viterra Financial™ and Unifeed Financial®, the Company acts as an agent of a Canadian Schedule I chartered bank. Viterra Financial extends unsecured trade credit at competitive rates to the Company's Agri-products customers. Unifeed Financial offers secured loans to customers to primarily purchase feeder cattle and a small number of feeder hogs, as well as related feed inputs, with terms that do not require payment until the livestock is sold. The Company directly manages the customer relationship and receives a fee for performing front-end credit reviews and management services. In addition to these credit programs, this segment also offers other ancillary financial and risk management products to producers as well as a new carbon credit program in Alberta in which Viterra purchases and aggregates carbon offset credits from producers that use reduced or no-till farming practices (which reduce greenhouse gas emissions). Viterra has a long-term agreement to supply these carbon offset credits to an energy corporation.

The profitability of this segment relates to the level, duration and quality of credit in a given period, which, in turn, is influenced by crop input and feed prices, farm income levels and interest rates.

Gross profit for the second quarter was up $2.0 million to $3.9 million and for the six months ended April 30, 2009 increased by $3.6 million to $7.7 million. The increase reflects a larger loan portfolio value and lower cost of funds.

OG&A expenses of $1.2 million were in line with last year's comparable results. Year-to-date, OG&A expenses increased by $0.6 million due to additional wages and benefits incurred to support the new carbon credit program and business development initiatives.

EBITDA was $2.8 million in the second quarter of 2009 compared to $0.8 million for the same three-month period of 2008. Year-to-date, EBITDA was $4.9 million compared to $1.9 million last year.

4.6 CORPORATE EXPENSES

Corporate Expenses *(in thousands)*	Actual Three Months ended April 30, 2009	2008		Actual Six Months ended April 30, 2009	2008	
Operating, general and administrative expenses	$ (19,348)	$ (21,617)	[redacted]	$ (44,339)	$ (38,945)	[redacted]
Amortization	(209)	(55)	[redacted]	(420)	(55)	[redacted]
EBIT	$ (19,557)	$ (21,872)	[redacted]	$ (44,759)	$ (39,000)	[redacted]

Corporate expenses of $19.3 million in the second quarter of 2009 (2008 - $21.9 million) were lower this year due to a reduction in accruals for the Company's incentive plans as well as lower capital taxes. These reductions were partially offset by an unrealized foreign exchange marked-to-market loss of $0.8 million on an Australian dollar derivative position and continuing higher external consulting fees that were required to support the Company's growth initiatives.

On a year-to-date basis, corporate expenses of $44.3 million in 2009 were $5.4 million higher than last year (2008 - $38.9 million). The increase was a result of external consulting fee increases and an increase to the directors' compensation program, offset partially by the lower accrual for capital taxes.

5. OUTLOOK

In addition to other sections of the Company's report, this section contains forward-looking information and actual outcomes may differ materially from those expressed or implied therein. For more information, please see "Forward-Looking Information" on page 28 of this report.

The 2009 season has been affected by some dry conditions in west-central Saskatchewan and east-central Alberta and excess moisture in parts of Manitoba. Seeding across the Prairies was initially delayed due to unseasonably cooler weather. However, as of June 5, 2009, 92% of the crop had been planted across Western Canada.

Export demand for Canadian grains, pulses and oilseeds were slow to begin in the 2008/09 marketing year. Since January, however, export demand has increased considerably. As of May 17, exports of the six major grains were nearly two million

tonnes ahead of 2007/08. As a result, the Company is now forecasting receipts for the crop year of 34 to 35 million tonnes, the highest level experienced in the past 10 years. The Company anticipates strong demand and deliveries for the remainder of the fiscal year.

The increase in industry receipts should also relieve concerns over potential burdensome on-farm carry-out stocks which management estimates will now increase by four to five million tonnes, relative to last year (2008 - 2.9 million tonnes). This increase should bring carry-out stocks in line with average historical levels of approximately 8 million tonnes and will provide increased stability to industry volumes.

On April 24, 2009, Statistics Canada issued their survey on seeding intentions for 2009/10 indicating that overall seeded acreage is expected to be in line with 2008, both in terms of volume and mix. Recent reports suggest we may see increased canola acreage due to cooler than normal conditions. Statistics Canada will release an updated estimate on seeded acres on June 23.

Crop Year Seeded Acreage Western Canada					
(In Millions of Acres)	**All Wheat**	**Coarse Grains**	**Oilseeds**	**Special Crops**	**Total**
5-yr Average for Crop Years 2004 - 2008	23.0	14.2	15.8	3.5	56.6
2009 Estimate	23.9	12.6	16.6	4.2	57.3
2008	23.4	12.8	17.6	4.0	57.8
2007	20.7	15.3	16.0	3.6	55.6
2006	22.8	13.1	15.0	3.1	54.0
2005	23.8	14.6	15.3	3.5	57.2
2004	24.5	15.4	14.9	3.4	58.2

6 Majors - Wheat, Barley, Oats, Canola, Flax, Peas

Source: Statistics Canada, Principal Field Crops, April 24, 2009

According to Statistics Canada, realized net farm income increased to $3.3 billion in 2008, an increase of $1.3 billion, or approximately 63% higher than 2007. This is the second consecutive annual increase in producer incomes. Record farm incomes and relatively strong grain and oilseed prices are positive indicators for the Agri-product segment for 2009. Agri-product sales are expected to improve in the third quarter as cooler weather in April forced many producers to defer some purchases until May.

Soil nutrient levels have been depleted over the last number of years with the record production of the 2008 crop only contributing further to this depletion. Demand for fertilizer is expected to remain strong throughout the remainder of the fiscal year. Although overall fertilizer volumes may be above last year's levels on an annual basis, fertilizer prices continued to deteriorate during the most recent quarter as many suppliers in the industry liquidated excessive inventories. Accordingly, a reduction in fertilizer prices, as opposed to the price appreciation that was realized in 2008, is expected in 2009.

Demand for crop protection products is expected to improve over the next quarter as cooler weather in April resulted in lower pre-seed application of glyphosate. Accordingly, management expects a higher proportion of crop protection products will be applied in-crop during the third quarter.

Equipment sales are expected to remain strong for the remainder of the year as higher incomes in 2008 and higher production has translated into stronger demand for smaller capital items such as storage bins and grain handling equipment.

Contributions from Viterra's oat processing operations are expected to be slightly below last year's due to a temporary decrease in demand for higher valued flake products. Growth of premium products has slowed and is expected to be stagnant due to current global economic conditions. For Prairie Malt, results are expected to be below last year's, which was a strong year for that Company.

In the Canadian livestock sector, the decline in feed ingredient costs has been positive for Canadian livestock producers, however, the current economic situation and a stronger Canadian dollar has put pressure on both cattle and hog exporters. Hog production has been slow to recover and the incorrect association of the H1N1 virus as "swine flu" is expected to have an adverse impact on the pork industry over the next six months. Supply managed livestock production, poultry, eggs and dairy businesses are expected to remain steady, however, competition has increased as a greater number of suppliers attempt to service this sector.

In the United States, the poor economic situation has led to reduced demand for meat and dairy products resulting in lower feed demand for 2009. This will continue to pressure U.S. feed suppliers and service providers. Given these fundamentals, management anticipates continued pressure on gross margins within its U.S. operations for the remainder of the fiscal year. Despite these issues, the additional contributions from feed acquisitions are expected to improve results materially in this segment relative to last year, when the Company took the necessary steps to exit from the hog business, remaining only a feed supplier to the industry.

6. LIQUIDITY AND CAPITAL RESOURCES

6.1 Cash Flow Information

Cash Flow Provided by (Used in) Operations *(in thousands - except per share amounts)*	Actual Three Months ended April 30, 2009	2008		Actual Six Months ended April 30, 2009	2008	
EBITDA	$ 85,400	$ 78,523	[redacted]	$ 78,995	$ 159,793	[redacted]
Add (Deduct):						
Employee future benefits	1,089	208	[redacted]	2,415	366	[redacted]
Equity loss (earnings) of significantly influenced companies	(17)	308	[redacted]	(72)	1,750	[redacted]
Other items	1,175	45	[redacted]	1,235	(116)	[redacted]
Adjusted EBITDA	87,647	79,084	[redacted]	82,573	161,793	[redacted]
Integration expenses	(2,020)	(3,420)	[redacted]	(3,696)	(10,039)	[redacted]
Cash interest expense	(10,980)	(9,046)	[redacted]	(18,978)	(21,411)	[redacted]
Pre-tax cash flow	74,647	66,618	[redacted]	59,899	130,343	[redacted]
Current income taxes	11	(2,886)	[redacted]	(118)	(8,626)	[redacted]
Cash flow provided by operations	$ 74,658	$ 63,732	[redacted]	$ 59,781	$ 121,717	[redacted]
Per share	$ 0.32	$ 0.31	[redacted]	$ 0.25	$ 0.60	[redacted]

For the three months ended April 30, 2009, Viterra generated cash flow provided by operations of $74.7 million ($0.32 per share), an increase of $10.9 million over last year. Higher cash flow for the period resulted from stronger EBITDA, lower integration expenses, offset partially by higher cash financing expense, after the impact of a $6.3 million interest recovery on the appeal of a federal tax reassessment in 2008. On a year-to-date basis, cash flow provided by operations decreased by $61.9 million to $59.8 million ($0.25 per share) for the six months ended April 30, 2009. Lower cash flow reflects lower EBITDA, partly offset by lower integration expenses and cash interest expense. Lower current income taxes in both periods reflect the lower income levels over 2008.

Cash Flow Provided by (Used In) Operating Activities (in thousands)	Actual Three Months ended April 30, 2009	2008		Actual Six Months ended April 30, 2009	2008	
Net earnings (loss)	$ 26,309	$ 33,563	[redacted]	$ (6,641)	$ 74,780	[redacted]
Adjustments for items not involving cash	48,369	30,169		66,422	46,937	
Cash flow provided by operations *	$ 74,678	$ 63,732		$ 59,781	$ 121,717	
Changes in non-cash working capital items	(142,886)	(31,008)		(186,130)	(359,743)	
Cash flow provided by (used in) operating activities	$ (68,208)	$ 32,724		$ (126,349)	$ (238,026)	
Free Cash Flow *						
Cash flow provided by operations *	$ 74,678	$ 63,732		$ 59,781	$ 121,717	
Property, plant and equipment expenditures	(14,648)	(13,066)		(29,342)	(19,678)	
Free Cash Flow	$ 60,030	$ 50,666		$ 30,439	$ 102,039	

* *See Non-GAAP Financial Measures in Section 8*

Free cash flow is measured by cash flow provided by operations less capital expenditures and does not reflect changes in non-cash working capital (see Non-GAAP Financial Measures in Section 8). For the three months ended April 30, 2009, free cash flow was $60.0 million, an increase of $9.4 million over the comparable period of the prior year. The increase was a result of higher cash flow from operations, offset partially by higher capital expenditures. For the six months ended April 30, 2009, free cash flow was $30.4 million, a decrease of $71.6 million from 2008. The decrease reflects lower cash flow provided by operations and higher capital expenditures during the period.

6.2 Investing Activities

Capital expenditures for the three months and six months ended April 30, 2009 were $14.6 million and $29.3 million, respectively. Capital expenditures reflect a number of capital improvements and upgrades undertaken in the ordinary course of business.

On an annualized basis, Viterra expects consolidated capital expenditures of approximately $80 million to $90 million and these are expected to be funded by cash flow provided by operations.

Subsequent to the second quarter, Viterra announced that it had signed an Implementation Agreement under which Viterra proposes to acquire all the issued and outstanding shares of ABB Grain Ltd. Please refer to Viterra's news release dated May 19, 2009, which can be found on the Company's website at www.viterra.ca and refer to Note 14 in the Notes to the Financial Statements accompanying this report. The transaction is valued at $1.4 billion ($1.6 billion in

Australian dollars) and is comprised of a combination of cash and shares. Viterra has entered into contracts to hedge the Australian dollar cash portion of the transaction.

The transaction is subject to satisfaction of a number of customary closing conditions, including the receipt of required regulatory approvals and court approvals, as well as the approval of ABB shareholders. Regulatory approvals include approval by the Australian Foreign Investment Review Board, the New Zealand Overseas Investment Office, the TSX and the ASX.

Subsequent to the second quarter, Viterra successfully completed the offering of $450 million in equity (net proceeds to Viterra of approximately $431.3 million) through a bought deal subscription receipt offering by way of a private placement to exempt purchasers. The proceeds of the offering will provide a portion of the funding that may be required to complete the ABB transaction. The price of the issue was $8.00 per subscription receipt and each subscription receipt represents the right of the holder to receive, for no additional consideration, one common share of Viterra upon the successful closing of the ABB Transaction. Under the offering, 56.25 million shares of Viterra would be issued to subscribers. If the ABB Transaction is not completed, no shares will be issued under the offering and the receipts will be cancelled.

The following table summarizes the minimum and maximum amount of cash (assuming the exchange rate of AUD$0.8901 as announced on May 19, 2009) and additional shares required under the proposed ABB Transaction:

(millions) [1]	Potential Cash Portion	Potential Additional Shares Issued [1]
Maximum Cash (Minimum Shares)	$ 1,003.6	39.1
Minimum Cash (Maximum Shares)	$ 669.1	78.3

[1] Potential additional shares issued does not include the 56.25 million shares that may be issued for cash proceeds under the subscription receipt agreement described above.

6.3 Non-cash Working Capital

Non-cash Working Capital (in thousands)	As at April 30 2009	2008	[redacted]
Inventories	$ 1,173,355	$ 1,162,790	[redacted]
Accounts receivable	704,368	680,920	[redacted]
Prepaid expenses and deposits	81,550	155,567	[redacted]
Accounts payable and accrued liabilities	(994,221)	(1,046,009)	[redacted]
	$ 965,052	$ 953,268	[redacted]

Inventories at the end of April 30, 2009 were $10.6 million higher than at April 30, 2008. Grain inventories decreased by $153.1 million, offset by higher agri-products

inventories, which reflect higher pricing and increased anticipated volume in 2009. The balance of the increase is due mainly to livestock feed inventories, reflecting the expanded operations of that segment.

Accounts receivable at the end of April 30, 2009 were $23.4 million higher than at April 30, 2008. This is a result of higher sales values in the current year.

The $74.0 million decrease in prepaid expenses and deposits largely reflects lower deposits made to fertilizer suppliers in 2009.

Accounts payable and accrued liabilities were $51.8 million lower than the balance at April 30, 2008. This was largely a result of lower accrued liabilities, which included lower integration and severance costs in 2009.

The $11.8 million increase in working capital was financed by cash flow provided by operations.

6.4 Financing Activities

Key Financial Information * *(in thousands - except percentages, pts and ratios)*	**As at April 30** **2009**	2008	[redacted]
Funded Debt	$ **792,441**	$ 877,071	
Funded Debt, Net of Cash and Cash Equivalents	$ **127,073**	$ 885,601	
EBITDA *(six months ended April 30)*	$ **78,995**	$ 159,793	
Ratios			
Current Ratio	**2.43 x**	1.25 x	
Total Debt-to-Capital	**26.6%**	36.1%	
Long-Term Debt-to-Capital	**23.5%**	12.5%	

* *See Non-GAAP Financial Measures in Section 8*

The Company's total funded debt, net of cash and short-term investments, of $127.1 million at April 30, 2009, improved by $758.5 million from the comparable period of the prior year. This improvement was due to a decrease in short-term borrowings of $482.0 million and an increase of $631.5 million in cash and short-term investments, offset by an increase in long-term debt, including the current portion of $397.4 million.

Long-term debt, including the current portion, was $701.2 million at April 30, 2009, up $397.4 million from the $303.9 million reported at the same time last year. The increase is attributable to a $400 million, five-year term credit facility ("Term Credit Facility") that was issued on May 15, 2008. The Company borrowed $300 million of the facility in May 2008 and used $232 million of the proceeds to fully repay outstanding amounts on a bridge facility. The Company drew the remaining $100 million in December 2008. The net proceeds, after repayment of the bridge facility, are expected to be used for general corporate purposes, including the funding of future acquisitions, with minimum mandatory principal repayments of 4% per annum.

The Company has entered into a series of interest rate swaps to convert the Company's floating rate exposure on the amount outstanding on the Term Credit Facility described above to a fixed interest rate obligation. As a result of the swaps, the hedged fixed rate, based upon Viterra's current credit ratings, is approximately 5.3% on Canadian dollar borrowings and approximately 6.1% on U.S. dollar borrowings.

Short-term borrowings decreased $482.0 million to $91.2 million as at April 30, 2009, compared to $573.2 million reported in the prior year. The lower short-term borrowings over last year reflect the refinancing of the bridge facility with long-term debt and free cash flow provided by operations. At April 30, 2009, the Company had $685.3 million available under the revolving credit facility.

The increase in cash and short-term investments is primarily attributable to a common share offering that was completed by the Company in May 2008 and the net proceeds of the Term Credit Facility (after repayment of the bridge loan).

The following table summarizes all material credit facilities of the Company, not including member loans and joint ventures, as at April 30, 2009:

Credit Facility	Facility Limit	Principal Outstanding (000's)	Interest Rate	Due Date (Expiry)	Scheduled Payments
Senior Unsecured Notes [1]	$ 100,000	$ 100,000	8.00% Fixed	April 08, 2013	None
Senior Unsecured Notes [1]	$ 200,000	$ 200,000	8.50% Fixed	August 01, 2017	None
Term Credit Facility - $ CAN [2]	$ 400,000	$ 318,500	BA + 200 BP [3]	May 15, 2013	4% per annum
Term Credit Facility - $ U.S. [2]		$ 73,500	LIBOR + 200 BP [3]	May 15, 2013	4% per annum
Revolving Credit Facility [4]	$ 800,000	$ 71,937	Prime or BA + 90 BP	August 10, 2010	N/A

[1] Rank pari passu with Term Credit Facility

[2] 1st charge on property, plant and equipment; 2nd charge on all other assets of the Company (including certain subsidiaries property, plant and equipment and the subsidiaries capital stock)

[3] By entering into an interest rate swaps, the effective rate has been fixed at 5.3% on Canadian funds and 6.1% on U.S. funds.

[4] 1st charge on all assets of the Company and certain subsidiaries other than property, plant and equipment; 2nd charge on property, plant and equipment. Term extendable at option of borrower up to August 10, 2012. Maximum credit limit is the lower of $800 million or the calculated borrowing base of the facility.

Short-term debt is used at various times during the year to finance operating requirements, which primarily consist of grain and agri-products inventory purchases and financing of accounts receivable from the CWB and other trade accounts.

Typically, the revolving credit lines are used to purchase inventories in the months prior to the agri-product spring selling season and reflect the significant seasonal variations in that business segment. The Company's leverage ratio will typically decline to its lowest quarterly level at July 31 (third quarter), representing the Company's core non-seasonal level of working capital. The level of short-term debt can also fluctuate as a result of changes in underlying commodity prices and the timing of grain purchases.

Management believes that cash flow from operations and its access to undrawn credit facilities will provide Viterra with sufficient financial resources to fund its working

capital requirements, planned capital expenditure programs, and debt servicing requirements. This belief is predicated upon the Company's expectations of future commodity and crop input prices, and the expected turnover of inventory and accounts receivable components of working capital. (See Forward-Looking Information on page 28 of this report).

6.5 Debt Ratings

The following table summarizes the Company's current credit ratings:

	Corporate Rating	Senior Unsecured Notes	Term Credit Facility	Revolving Credit Facility	Trend
Standard & Poor's	BB+	BB+	n/a	BBB	Positive
DBRS Limited	n/a	BBB (Low)	BBB (Low)	n/a	Under Review
Moody's Investors Service	Ba1	Ba1	n/a	n/a	Under Review

Following the announcement of the ABB Transaction, the debt rating agencies confirmed their existing ratings on Viterra. Standard's & Poor's maintained its positive trend, DBRS changed its trend to "Under Review with Developing Implications", and Moody's Investors Service adjusted its trend to "On Review for Possible Downgrade". The rating agencies will continue to monitor the ABB Transaction and are expected to provide a further report after closing.

6.6 Contractual Obligations

Contractual Obligations *(in thousands)*	Principal Payments Due by Period				
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Balance Sheet Obligations					
Bank indebtedness	$ 52	$ 52	$ -	$ -	$
Short-term debt	91,227	91,227	-	-	-
Accounts payable and accrued liabilities	994,221	994,221	-	-	-
Long-term debt	711,885	18,513	35,384	457,642	200,146
Other long-term obligations	56,811	22,446	21,971	2,953	9,441
	1,853,996	1,126,459	57,355	460,595	209,587
Other Contractual Obligations					
Operating leases	$ 37,966	$ 10,837	$ 15,255	$ 7,574	$ 4,300
Purchase obligations [1]	796,604	762,376	32,527	1,324	377
	834,570	773,213	47,782	8,898	4,677
Total Contractual Obligations	$ 1,688,566	$ 1,899,672	$ 105,137	$ 469,493	$ 214,264

[1] *Substantially all of the purchase obligations represent contractual commitments to purchase commodities and products for resale.*

6.7 Off-Balance Sheet Arrangements

6.7.1 Pension Plans

The Company, including its subsidiaries and affiliates, contributes to several defined contribution plans, including a multi-employer plan. The Company's total contribution expense, including the subsidiaries' and proportionate share of joint ventures' defined contribution plans for the respective three and six-month periods ended April 30, 2009, was $2.9 million and $5.6 million (2008 - $2.1 million and $4.1 million, respectively).

With regard to the Company's defined benefit plans, management currently estimates quarterly payments of $5.6 million in 2009, (2008 - $1.5 million) to fund solvency

deficiencies in accordance with actuarially determined amounts based on federal pension regulations. The estimated increase in payments is primarily the result of a reduction in the fair value of plan assets, reflecting current financial market conditions. Funding requirements may increase or decrease depending upon future actuarial valuations. The Company's projection is based on funding the increase in plan deficits over a five-year period and these payments may change in the future to reflect formal valuations as at December 31, 2008, which are required to be filed with the regulatory authority by June 30, 2009.

6.7.2 Viterra Financial and Unifeed Financial

Viterra Financial provides grain and oilseeds producers with unsecured working capital financing, through a Canadian Schedule I chartered bank, to purchase the Company's fertilizer, crop protection products, seed and equipment. Outstanding credit was $248.4 million at April 30, 2009, compared to $244.0 million at April 30, 2008. Approximately 95% of the current outstanding credit relates to Viterra Financial's highest credit rating categories. The Company indemnifies the bank for 50% of future losses under Viterra Financial to a maximum limit of 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the size of the underlying portfolio. As at April 30, 2009, the Company has adequately provided for actual and future expected losses.

Unifeed Financial provides livestock producers with secured working capital financing through a Canadian Schedule I chartered bank to purchase feeder cattle, feeder hogs and related feed inputs under terms that do not require payment until the livestock are sold. The customer base for Unifeed Financial tends to be smaller with individually larger average credit balances than Viterra Financial. Unifeed Financial approved $96.6 million (April 30, 2008 – $95.9 million) in credit applications of which customers had drawn $44.5 million at April 30, 2009 (April 30, 2008 - $40.1 million). The Company has indemnified the bank for aggregate credit losses of up to $9.1 million based on the first 20% to 33% of new credit issued on an individual account as well as for credit losses, shared on an equal basis, of up to 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of underlying accounts and the aggregate credit outstanding. As at April 30, 2009, the Company has adequately provided for actual and expected future losses.

6.8 Outstanding Share Data

The market capitalization of the Company's 237 million issued and outstanding shares at June 9, 2009 was $2.2 billion or $9.38 per share. The issued and outstanding shares at June 9, 2009, together with securities convertible into common shares are summarized in the following table:

As at June 9, 2009	
(Unaudited)	
Issued and outstanding Common Shares [1]	237,049,363
Securities convertible into Common Shares:	
Stock Options	70,950
	237,120,313

[1] In the event of the successful closing of the ABB Transaction prior to November 30, 2009, an additional 56.25 million common shares will be issued pursuant to the recently completed subscription receipt offering and a maximum of 78.3 million shares would be issued to ABB shareholders pursuant to the ABB Transaction. See section 6.2 "Investing Activities" for further details.

7. OTHER MATTERS

7.1 Accounting Policy Changes

7.1.1 International Financial Reporting Standards

In February 2008, the Accounting Standards Board ("AcSB") announced that 2011 is the changeover date for publicly accountable enterprises to replace Canadian GAAP with International Financial Reporting Standards ("IFRS"). The date relates to interim and annual financial statements for fiscal years beginning on or after January 1, 2011, which will be applicable for Viterra's first quarter of fiscal 2012. The Company will also be required to provide IFRS comparative information for the previous fiscal period.

The Company has undertaken a project to assess the potential impacts of its transition to IFRS. A detailed project plan has been developed and working teams formed to ensure compliance with the new standards. A Steering Committee of senior individuals from Finance, Treasury, Legal, Investor Relations and Information Technology has been established to monitor progress and review and approve recommendations from the working teams. Quarterly IFRS updates are provided to the Audit Committee.

The Company has completed the Initial Assessment phase of its project plan and has moved to the Detailed Assessment phase. Key segments of this phase that are currently in progress include the detailed determination of accounting policy and disclosure changes that will be required upon transition to IFRS as well as a detailed analysis of the application of IFRS 1 – First-time Adoption of International Financial Reporting Standards. The majority of the assessment work in both these segments is complete. Currently, the Company has begun to summarize the findings of those assessments for further review by the working teams, project leaders and external auditors.

7.2 Critical Accounting Estimates

At April 30, 2009, the Company had consolidated loss carry-forwards of $153.1 million (April 30, 2008 - $183.2 million) including $25.0 million of losses from

inactive subsidiaries of which the Company has less than 100% interest. These loss carry-forwards are available to reduce taxes otherwise payable in future years and expire between October 2009 and 2027. The Company has recorded a corresponding future tax asset of $39.7 million, net of a $6.8 million valuation allowance related to the loss carry-forwards of the inactive subsidiaries.

Included in the Company's loss carry-forwards is a loss for tax purposes related to the first six months of fiscal 2009 of $40.5 million. The Company expects this tax loss to be fully utilized against income generated during the remainder of fiscal 2009.

8. NON-GAAP FINANCIAL MEASURES

EBITDA (earnings before interest, taxes, amortization, gain (loss) on disposal of assets, integration expenses) and EBIT (earnings before interest, taxes, gain (loss) on disposal of assets, integration expenses) are non-GAAP measures. Those items excluded in the determination of EBITDA and EBIT represent items that are non-cash in nature, income taxes, financing charges or are otherwise not considered to be in the ordinary course of business. These measures are intended to provide further insight with respect to Viterra's financial results and to supplement its information on earnings (losses) as determined in accordance with GAAP.

EBITDA is used by management to assess the cash generated by operations and EBIT is a measure of earnings from operations prior to financing costs and taxes. Both measures also provide important management information concerning business segment performance since the Company does not allocate financing charges, income taxes or other excluded items to these individual segments.

Funded debt, net of cash and cash equivalents is provided to assist investors and is used by management in assessing the Company's liquidity position and to monitor how much debt the Company has after taking into account its liquid assets, such as cash and cash equivalents. Such measures should not be used in isolation of, or as a substitute for, current liabilities, short-term debt, or long-term debt as a measure of the Company's indebtedness.

Cash flow provided by operations is the cash from (or used in) operating activities, excluding non-cash working capital changes. Viterra uses cash flow provided by operations and cash flow provided by operations per share as a financial measure for the evaluation of liquidity. Management believes that excluding the seasonal swings of non-cash working capital assists management's evaluation of long-term liquidity.

Free cash flow is cash flow provided by operations (prior to any changes in non-cash working capital) net of capital expenditures, excluding business acquisitions. Free cash flow is used by management to assess liquidity and financial strength. This measurement is also useful as an indicator of the Company's ability to service its debt, meet other payment obligations and make strategic investments. Readers should be aware that free cash flow does not represent residual cash flow available for discretionary expenditures.

These non-GAAP measures should not be considered in isolation from, or as a substitute for, GAAP measures such as (i) net earnings (loss), as an indicator of the Company's profitability and operating performance or (ii) cash flow from or used in operations, as a measure of the Company's ability to generate cash. Such measures do not have any standardized meanings prescribed by Canadian GAAP and are, therefore, unlikely to be comparable to similar measures presented by other corporations.

Reconciliations of each of these terms are provided in the table below.

Non-GAAP Terms, Reconciliations and Calculations

(in thousands - except percentages and ratios)	2009	2008	[redacted]
[redacted]			
Gross profit and net revenues from services	$ 335,580	$ 388,994	
Operating, general and administrative expenses	$ (256,585)	$ (229,201)	
EBITDA	$ 78,995	$ 159,793	
Amortization	(50,790)	(51,021)	
EBIT	$ 28,205	$ 108,772	
Net earnings (loss)	$ (6,641)	$ 74,780	
Amortization	50,790	51,021	
Non-cash financing expenses	2,478	1,733	
Employee future benefits	2,415	366	
Equity loss (earnings) of significantly influenced companies	(72)	1,750	
Future income taxes (recovery)	1,324	(5,907)	
Loss (gain) on disposal of assets	8,252	(1,910)	
Other items	1,235	(116)	
Cash flow prior to working capital changes	$ 59,781	$ 121,717	
Property, plant and equipment expenditures	(29,342)	(19,678)	
Free Cash Flow	$ 30,439	$ 102,039	
[redacted]			
Current assets	$ 2,678,539	$ 2,088,650	
Current liabilities	1,104,013	1,664,719	
Current Ratio (Current Assets/Current Liabilities)	2.43	1.25	
Short-term borrowings (Note 12)	$ 91,227	$ 573,209	
[A] Long-term debt due within one year (Note 12)	18,513	3,068	
[A] Long-term debt (Note 12)	682,701	300,794	
[B] Total debt	$ 792,441	$ 877,071	
Cash and short-term investments	$ 665,420	$ 33,903	
Bank indebtedness	(52)	(42,433)	
[C] Cash and cash equivalents	$ 665,368	$ (8,530)	
Funded Debt, Net of Cash and Cash Equivalents	$ 127,073	$ 885,601	
[D] Total equity	$ 2,190,404	$ 1,553,326	
[E] Total capital [B + D]	$ 2,982,845	$ 2,430,397	
Total Debt-to-Capital [B]/[E]	26.6%	36.1%	
Long-Term Debt-to-Capital [A]/[E]	23.5%	12.5%	

9. Forward-Looking Information

Certain statements in this Management's Discussion and Analysis are forward-looking statements and reflect Viterra's expectations regarding future results of operations, financial condition and achievements. All statements that address activities, events or developments that Viterra or its management expects or anticipates will or may occur in the future, including such things as growth of its business and operations, competitive strengths, strategic initiatives, planned capital expenditures, plans and references to future operations and results, critical accounting estimates and expectations regarding future capital resources and liquidity of the Company and such matters, are forward-looking statements. In addition, the words "believes", "intends", "anticipates", "expects", "estimates", "plans", "likely", "will", "may", "could", "should", "would", "outlook", "forecast", "objective", "continue" (or the negative thereof) and words of similar import may indicate forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and

achievements of Viterra to be materially different from any future results, performance and achievements expressed or implied by those forward-looking statements. A number of factors could cause actual results to differ materially from expectations including, but not limited to, those factors discussed under the heading "Risk Factors" in Viterra's most recent Annual Information Form and in the Company's 2008 Management's Discussion and Analysis under the heading "Risks and Risk Management"; adverse weather conditions; political and economic risks; changes in domestic regulation; commodity price and market risks; employee relations and collective bargaining; foreign exchange risk; availability of credit and credit costs; dependence on key personnel; environmental, health and safety risks; property and liability risks; food and agricultural products risks; diseases and other livestock industry risks; credit risk; and reliance on computerized business systems. The uncertainties and other factors include, but are not limited to, crop production and crop quality in Western Canada; world agricultural commodity prices and markets; producers' decisions regarding total seeded acreage, crop selection and utilization levels of farm inputs such as fertilizer and pesticides, changes in the grain handling and agri-products competitive environments, including pricing pressures; Canadian grain export levels; changes in government policy and transportation deregulation; international trade matters; global political and economic conditions, including grain subsidy actions and tariffs of the United States and the European Union; current global financial crises and changes in credit markets and competitive developments in connection with Viterra's grain handling, agri-products, agri-food processing, financial products and livestock, feed and services businesses. Many of these risks, uncertainties and other factors are beyond the control of the Company. All of the forward-looking statements made in this Management's Discussion and Analysis and the documents incorporated herein by reference are qualified by these cautionary statements and the other cautionary statements and factors contained herein or in documents incorporated by reference herein, and there can be no assurance that the actual developments or results anticipated by the Company and its management will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Company.

Although Viterra believes the assumptions inherent in forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this Management's Discussion and Analysis. In addition to other assumptions identified in this Management's Discussion and Analysis, assumptions have been made regarding, among other things:

- western Canadian crop production and quality in 2008 and subsequent crop years;
- the volume and quality of grain held on farm by producer customers;
- movement and sales of grains by the Canadian Wheat Board;
- demand for and supply of open market grains;
- the ability to maintain existing customer contracts and relationships;
- agricultural commodity prices;
- general financial conditions for western Canadian agricultural producers;
- demand for seed grain, fertilizer, chemicals and other agri-products;

- market share of grain deliveries and agri-product sales that will be achieved by Viterra;
- extent of customer defaults in connection with credit provided by Viterra, its subsidiaries or a Canadian chartered bank in connection with agri-product purchases;
- ability of the railways to ship grain to port facilities for export without labour or other service disruptions;
- demand for oat and malt barley products and the market share of sales of these products that will be achieved by Viterra's subsidiaries;
- the availability of feed ingredients for livestock and poultry;
- the impact of competition;
- environmental and reclamation costs;
- the ability to obtain and maintain existing financing on acceptable terms; and
- currency, exchange and interest rates.

The preceding list is not exhaustive of all possible factors. All factors should be considered carefully when making decisions with respect to Viterra and undue reliance should not be placed on Viterra's forward-looking information.

Viterra disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as otherwise required by applicable law.

10. ANNUAL MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis relating to the second quarter and six months ended April 30, 2009 and 2008 respectively should be read in conjunction with Viterra's Management's Discussion and Analysis for its year ended October 31, 2008. Additional information relating to Viterra, including the most recent Annual Information Form filed by the Company, is available on SEDAR at www.sedar.com and Viterra's website, www.viterra.ca.

Mayo Schmidt
President and Chief Executive Officer
June 10, 2009

Rex McLennan
Chief Financial Officer

Viterra Inc.
2625 Victoria Avenue
Regina, Saskatchewan S4T 7T9
http://www.viterra.ca

CONSOLIDATED BALANCE SHEETS

(in thousands)

AS AT	April 30, 2009	April 30, 2008	October 31, 2008
	(unaudited)	(unaudited)	(audited)
ASSETS			
Current Assets			
Cash	$ 73,135	$ 10,113	$ 183,536
Cash in trust	-	14,641	-
Short-term investments	592,285	23,790	486,129
Accounts receivable	704,368	680,920	773,830
Inventories (Note 5)	1,173,355	1,162,790	837,943
Prepaid expenses and deposits	81,550	155,567	91,183
Future income taxes	53,846	40,829	59,202
	2,678,539	2,088,650	2,431,823
Investments	7,908	17,766	7,645
Property, Plant and Equipment	1,133,463	1,180,862	1,154,859
Other Long-Term Assets	61,282	52,022	69,238
Intangible Assets	26,486	19,042	22,133
Goodwill	302,157	299,592	300,121
Future Income Taxes	3,962	-	2,673
	$ 4,213,797	$ 3,657,934	$ 3,988,492
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current Liabilities			
Bank indebtedness	$ 52	$ 42,433	$ 655
Short-term borrowings	91,227	573,209	17,769
Accounts payable and accrued liabilities	994,221	1,046,009	928,596
Long-term debt due within one year	18,513	3,068	14,703
	1,104,013	1,664,719	961,723
Long-Term Debt	682,701	300,794	595,385
Other Long-Term Liabilities	75,744	57,533	64,183
Future Income Taxes	160,935	81,562	166,476
	2,023,393	2,104,608	1,787,767
Shareholders' Equity			
Retained earnings	319,270	125,307	325,911
Accumulated other comprehensive income (loss)	(14,563)	4,710	(9,766)
	304,707	130,017	316,145
Share capital (Note 6)	1,883,337	1,422,876	1,883,336
Contributed surplus	2,360	433	1,244
	2,190,404	1,553,326	2,200,725
	$ 4,213,797	$ 3,657,934	$ 3,988,492

Commitments, contingencies and guarantees (Note 10)

VITERRA™

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
(in thousands)

FOR THE PERIOD ENDED	Three Months Ended April 30, 2009 (unaudited)	Three Months Ended April 30, 2008 (unaudited)	Six Months Ended April 30, 2009 (unaudited)	Six Months Ended April 30, 2008 (unaudited)
Sales and other operating revenues	$ 1,608,048	$ 1,525,377	$ 2,989,789	$ 2,842,519
Cost of sales (excluding amortization see Note 5)	(1,396,596)	(1,321,611)	(2,654,209)	(2,453,525)
Gross profit and net revenues from services	211,452	203,766	335,580	388,994
Operating, general and administrative expenses	(126,052)	(125,243)	(256,585)	(229,201)
	85,400	78,523	78,995	159,793
Amortization	(24,612)	(25,499)	(50,790)	(51,021)
	60,788	53,024	28,205	108,772
Gain (loss) on disposal of assets	(8,007)	(199)	(8,252)	1,910
Integration expenses	(2,020)	(3,420)	(3,696)	(10,039)
Financing expenses (Note 8)	(12,206)	(9,801)	(21,456)	(23,144)
	38,555	39,604	(5,199)	77,499
Recovery of (provision for) corporate taxes				
Current	11	(2,886)	(118)	(8,626)
Future	(12,257)	(3,155)	(1,324)	5,907
Net earnings (loss)	$ 26,309	$ 33,563	$ (6,641)	$ 74,780
Basic and diluted earnings per share (Note 3)	$ 0.11	$ 0.16	$ (0.03)	$ 0.37

VITERRA™

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

FOR THE PERIOD ENDED	Three Months Ended April 30, 2009	Three Months Ended April 30, 2008	Six Months Ended April 30, 2009	Six Months Ended April 30, 2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net earnings (loss)	$ 26,309	$ 33,563	$ (6,641)	$ 74,780
Other comprehensive income (loss)				
Realized gain on dedesignated hedged contracts included in net earnings, net of tax of $ 479 (2008 - $898)	(458)	(1,096)	(1,066)	(1,908)
Unrealized gain (loss) on cash flow hedges, net of tax of $ 4,893 (2008 - nil)	1,188	-	(9,299)	-
Realized loss on cash flow hedges, net of tax of $ (2,503) (2008 - nil)	2,828	-	5,458	-
Unrealized gain (loss) on available for sale assets, net of tax of $ (2) (2008 - $ 12)	4	(30)	12	(62)
Unrealized effect of foreign currency translation of foreign operations	172	(69)	98	(508)
Other comprehensive income (loss)	3,734	(1,195)	(4,797)	(2,478)
Comprehensive income (loss)	$ 30,043	$ 32,368	$ (11,438)	$ 72,302

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(in thousands)

(unaudited)	Share Capital (Note 6)	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total Shareholders' Equity
As at October 31, 2007 as restated	$ 1,422,843	$ 323	$ 1,029	$ 50,426	$ 1,474,621
Accounting policy change					
Unrealized gain on dedesignated hedged contracts, net of tax of $ (2,798)	-	-	5,946	-	5,946
Unrealized gain on available for sale assets, net of tax of $ (41)	-	-	213	-	213
Livestock receivables, net of tax of $ 36	-	-	-	(76)	(76)
Debt acquisition costs using effective interest method, net of tax of $ (60)	-	-	-	126	126
Share capital issued	33	-	-	-	33
Stock-based compensation	-	110	-	-	110
Other comprehensive income (loss)					
Realized gain on dedesignated hedged contracts, net of tax of $ 898	-	-	(1,908)	-	(1,908)
Unrealized loss on available for sale assets, net of tax of $ 12	-	-	(62)	-	(62)
Unrealized effect of foreign currency translation of foreign operations	-	-	(508)	-	(508)
Future income taxes adjustment	-	-	-	51	51
Net earnings for the period	-	-	-	74,780	74,780
As at April 30, 2008	$ 1,422,876	$ 433	$ 4,710	$ 125,307	$ 1,553,326
Share capital issued	460,460	-	-	-	460,460
Stock-based compensation	-	811	-	-	811
Other comprehensive income (loss)		-	-	-	-
Realized gain on dedesignated hedged contracts, net of tax of $ 777	-	-	(1,149)	-	(1,149)
Unrealized loss on cash flow hedges, net of tax of $ 5,110	-	-	(12,397)	-	(12,397)
Realized loss on cash flow hedges, net of tax of $ (202)	-	-	391	-	391
Unrealized loss on available for sale assets, net of tax of $ 13	-	-	(109)	-	(109)
Unrealized effect of foreign currency translation of foreign operations	-	-	(1,212)	-	(1,212)
Future income taxes share issuance costs	-	-	-	6,070	6,070
Share issuance costs	-	-	-	(18,968)	(18,968)
Net earnings for the period	-	-	-	213,502	213,502
As at October 31, 2008	$ 1,883,336	$ 1,244	$ (9,766)	$ 325,911	$ 2,200,725
Share capital issued	1	-	-	-	1
Stock-based compensation	-	1,116	-	-	1,116
Other comprehensive income (loss)					
Realized gain on dedesignated hedged contracts, net of tax of $ 479	-	-	(1,066)	-	(1,066)
Unrealized loss on cash flow hedges, net of tax of $ 4,893	-	-	(9,299)	-	(9,299)
Realized loss on cash flow hedges, net of tax of $ (2,503)	-	-	5,458	-	5,458
Unrealized gain on available for sale assets, net of tax of $ (2)	-	-	12	-	12
Unrealized effect of foreign currency translation of foreign operations	-	-	98	-	98
Net loss for the period	-	-	-	(6,641)	(6,641)
As at April 30, 2009	$ 1,883,337	$ 2,360	$ (14,563)	$ 319,270	$ 2,190,404

VITERRA™

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

FOR THE PERIOD ENDED	Three Months Ended April 30, 2009	Three Months Ended April 30, 2008	Six Months Ended April 30, 2009	Six Months Ended April 30, 2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash From (Used In) Operating Activities				
Net earnings (loss)	$ 26,309	$ 33,563	$ (6,641)	$ 74,780
Adjustments for items not involving cash				
Amortization	24,612	25,499	50,790	51,021
Future income tax provision (recovery)	12,257	3,155	1,324	(5,907)
Equity loss (gain) of significantly influenced companies	(17)	308	(72)	1,750
Employee future benefits (Note 7)	1,089	208	2,415	366
Non-cash financing expenses (Note 8)	1,246	755	2,478	1,733
Loss (gain) on disposal of assets	8,007	199	8,252	(1,910)
Other items	1,175	45	1,235	(116)
Adjustments for items not involving cash	48,369	30,169	66,422	46,937
	74,678	63,732	59,781	121,717
Changes in non-cash working capital items				
Accounts receivable	(62,177)	31,018	66,764	(196,824)
Inventories	(298,198)	(233,309)	(332,369)	(368,812)
Accounts payable and accrued liabilities	179,578	239,601	69,542	309,746
Prepaid expenses and deposits	37,911	(68,318)	9,933	(103,853)
Changes in non-cash working capital	(142,886)	(31,008)	(186,130)	(359,743)
Cash from (used in) operating activities	(68,208)	32,724	(126,349)	(238,026)
Cash From (Used in) Financing Activities				
Proceeds from long-term debt	125	-	100,125	-
Repayment of long-term debt	(4,797)	(289)	(9,134)	(778)
Proceeds from (repayment of) short-term borrowings	71,942	(58,142)	73,458	217,346
Repayment of other long-term liabilities, net	(128)	(249)	(352)	(2,206)
Increase in share capital (Note 6)	1	2	1	19
Debt refinancing cost	-	(53)	-	(1,671)
Cash from (used in) financing activities	67,143	(58,731)	164,098	212,710
Cash From (Used in) Investing Activities				
Property, plant and equipment expenditures	(14,648)	(13,066)	(29,342)	(19,678)
Proceeds on sale of property, plant and equipment	(244)	14	539	2,237
Business acquisitions (Note 4)	(3,395)	(31,108)	(6,825)	(31,108)
Decrease in cash in trust	-	25,475	-	2,069
Increase in investments	-	(130)	(238)	(118)
Decrease (increase) in other long-term assets	-	93	-	(741)
Increase in intangible assets	(5,211)	-	(5,211)	-
Cash used in investing activities	(23,498)	(18,722)	(41,078)	(47,339)
Decrease in Cash and Cash Equivalents	(24,563)	(44,729)	(3,329)	(72,655)
Cash and Cash Equivalents, Beginning of Period	690,254	36,155	669,010	64,150
Impact on cash of unrealized effect of foreign currency translation of foreign operations	(323)	44	(313)	(25)
Cash and Cash Equivalents, End of Period	$ 665,368	$ (8,530)	$ 665,368	$ (8,530)
Cash and cash equivalents consist of:				
Cash	$ 73,135	$ 10,113	$ 73,135	$ 10,113
Short-term investments	592,285	23,790	592,285	23,790
Bank indebtedness	(52)	(42,433)	(52)	(42,433)
	$ 665,368	$ (8,530)	$ 665,368	$ (8,530)
Supplemental disclosure of cash paid during the period from operations:				
Interest paid	$ 20,246	$ 23,829	$ 26,322	$ 31,970
Income taxes paid	$ 2,917	$ 2,845	$ 7,790	$ 7,159

VITERRA™

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

April 30, 2009 (unaudited) - in thousands of Canadian dollars, except as noted

1. NATURE OF BUSINESS

Viterra Inc. (the "Company") is a publicly traded, vertically integrated Canadian agri-business. Business operations include five reporting segments: Grain Handling and Marketing, Agri-products, Agri-food Processing, Livestock Feed and Services, and Financial Products.

The Grain Handling and Marketing segment includes 85 licensed primary grain elevator locations, including two producer owned joint venture grain facilities and 10 processing plants strategically located in the prime agricultural growing regions of Western Canada, and two processing plants in the United States of America ("U.S."). This segment also includes five wholly owned port terminal facilities located in Vancouver, British Columbia and Thunder Bay, Ontario, and an ownership interest in an export facility in Prince Rupert, British Columbia. Activity in this segment consists of the collection of grain through the Company's primary elevator system, shipping to inland or port terminals, cleaning of grain to meet regulatory specifications, and sales to domestic or export markets. Earnings in the Grain Handling and Marketing segment are volume driven and are derived primarily from tariffs charged to producers for elevation and cleaning of Canadian Wheat Board ("CWB") grains and from the sales of open market grains. Revenue is also derived through grain handling, blending, drying, storage and other ancillary services, as well as the sale of byproducts.

The Agri-products segment includes an ownership interest in a fertilizer manufacturer, a fertilizer distributor and a retail network of 253 locations throughout Western Canada. Agri-products sales lines include fertilizer, crop protection products, seed and seed treatments, and equipment.

The Agri-food Processing segment includes the manufacture and marketing of value-added products associated with oats and malt barley for domestic and export markets.

The Livestock Feed and Services segment formulates and manufactures feed products at six feed mills and two pre-mix facilities across Western Canada and at six feed mill locations in Texas, New Mexico and Oklahoma in the U.S.

The Financial Products segment acts as an agent for a Canadian Schedule I chartered bank and provides unsecured trade credit to agricultural customers and secured loans to livestock producers.

Weather conditions are the primary risk in the agri-business industry. Grain volumes, grain quality, the volume and mix of crop inputs sold and ultimately, the financial performance of the Company, are highly dependent upon weather conditions throughout the crop production cycle.

The Company's earnings follow the seasonal pattern of Prairie grain production. Activity peaks in the spring as new crops are sown and in the fall as mature crops are harvested. The volume of grain shipments are relatively stable through the quarters, but can be influenced by

destination customer demand, the CWB export program, and producers' marketing decisions. Sales of the Company's agri-products peak in May through July, corresponding with the growing season, supplemented by additional crop nutrient sales in the late fall. Although relatively steady throughout the year, sales in the Livestock Feed and Services segment tend to peak during the winter months as feed consumption increases. In the Agri-food Processing business, earnings are more fluid with continuous demand for products throughout each quarter. Financial Products' agency fees follow the related pattern of sales of the underlying activity in the Agri-products and Livestock Feed and Services segments.

2. ACCOUNTING POLICIES

These interim unaudited consolidated financial statements are based on accounting principles consistent with those used and described in the October 31, 2008 annual consolidated financial statements, except as described below. The Company's accounting policies are in accordance with Canadian generally accepted accounting principles ("GAAP"). All amounts are reported in Canadian dollars unless specifically stated to the contrary. However, these financial statements do not include all of the information and disclosures required for annual financial statement presentation. The interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended October 31, 2008.

Certain comparative figures have been reclassified to conform to the current year's presentation.

a) Inventories

Effective November 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3031, Inventories. This adoption resulted in additional disclosures as provided in Note 5.

Grain inventories include both hedgable and non-hedgable commodities. Hedgable and non-hedgable grain inventories are valued on the basis of closing market quotations less freight and handling costs. Agri-products, livestock feed, and other inventories consist of raw materials, work in progress and finished goods, and are valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

b) Goodwill and Intangible Assets

Effective November 1, 2008, the Company adopted the CICA Handbook Section 3064, Goodwill and Intangibles. This adoption had no material impact to the Company.

3. EARNINGS (LOSS) PER SHARE

	Three Months Ended April 30		Six Months Ended April 30	
	2009	**2008**	**2009**	**2008**
Net earnings (loss)	$ 26,309	$ 33,563	$ (6,641)	$ 74,780
Denominator for basic earnings per share amounts: Weighted average number of shares outstanding[1]	237,049	204,159	237,049	204,159
Basic earnings (loss) per share	$ 0.11	$ 0.16	$ (0.03)	$ 0.37
Denominator for diluted earnings per share amounts: Weighted average number of shares outstanding[1]	237,106	204,164	237,049	204,163
Diluted earnings (loss) per share	$ 0.11	$ 0.16	$ (0.03)	$ 0.37

[1]Number of shares in thousands

Share options in the amount of 21,577 for the six-month period ended April 30, 2009 have not been included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the period.

4. BUSINESS ACQUISITIONS

In the first half of the year, the Company purchased three Agri-products retail locations.

Net assets acquired at fair value:	
Current assets	$ 3,677
Property, plant and equipment	2,895
Goodwill	2,068
Current liabilities	(1,815)
Cash consideration	$ 6,825

These acquisitions have been funded through current operating cash flows.

Earnings derived from the businesses purchased have been included in the Company's consolidated financial statements commencing from the acquisition dates.

The acquisitions were accounted for using the purchase method, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase.

5. INVENTORIES

As at	April 30, 2009	April 30, 2008	October 31, 2008
Grain	$ 351,350	$ 504,856	$ 352,489
Agri-products	758,937	606,238	423,602
Livestock Feed and Services	39,440	33,184	39,095
Agri-food Processing	22,817	18,512	22,757
Financial Products	811	-	-
Total	$ 1,173,355	$ 1,162,790	$ 837,943

Grain cost of sales includes the cost of inventories, net realized and unrealized gains and losses on commodity contracts and exchange-traded derivatives, and freight.

Amortization of $7.8 million and $15.5 million for the respective three and six-month periods ended April 30, 2009 (2008 - $5.7 million and $11.3 million) related to the manufacture of inventory that has now been sold is included in amortization expense.

Write-downs of Agri-products inventory of nil and $26.8 million for the respective three and six-month periods ended April 30, 2009 (2008 – $0.2 million and $0.2 million) have been included in cost of sales.

6. SHARE CAPITAL

a) Common Voting Shares

Authorized

Unlimited Common Voting Shares

	Common Voting Shares	
	Number[1]	**Amount**
Balance, October 31, 2007	204,156,350	$ 1,422,843
Share issuance for cash	2,813	19
Adjustment to share capital from contributed surplus for options exercised	-	14
Balance, April 30, 2008	204,159,163	1,422,876
Share issuance for cash	32,890,050	460,460
Balance, October 31, 2008	237,049,213	1,883,336
Share issuance for cash	150	1
Balance, April 30, 2009	237,049,363	$ 1,883,337

[1]Number of shares are not shown in thousands

b) Management Stock Option Plan

During fiscal 2008, the Management Stock Option Plan (the "Stock Option Plan") was reactivated after being inactive since fiscal 2004. The maximum number of Common Shares that may be issued under Options issued pursuant to the Stock Option Plan is approximately 10.2 million Common Shares. Once the 1.7 million Common Shares that can potentially be issued under currently granted and contingently granted Options are deducted, approximately 8.5 million Common Shares have been reserved for subsequent Option Grants.

The expense related to stock options is recognized over the vesting period based on the fair value of options determined by the Black-Scholes option pricing model with the following assumptions: risk-free rate 2.6%, dividend yield 0%, a volatility factor of the expected market price of the Company's shares of 37%, and a weighted average expected option life of 4.9 years The Company's stock based compensation expense for the respective three and six-month periods ended April 30, 2009 was $0.8 million and $1.1 million (2008 - $0.1 million and $0.1 million).

	Number of Options[1]	Weighted Average Grant-Date Fair Value	Weighted Average Exercise Price	Number of Options Exercisable[1]	Weighted Average Exercise Price
Outstanding October 31, 2007	80,327		$ 77.50	80,327	$ 77.50
Options granted	253,758	$ 4.93	$ 12.12		
Forfeited	(150)		$ 10.09		
Exercised	(2,813)		$ 7.08		
Outstanding April 30, 2008	331,122		$ 28.02	77,364	$ 64.31
Options granted	380,654	$ 4.93	$ 12.12		
Forfeited	(3,620)		$ 68.36		
Expired	(1,860)		$ 304.00		
Exercised	(50)		$ 7.06		
Outstanding October 31, 2008	706,246		$ 18.55	71,834	$ 74.99
Options granted	957,594	$ 3.09	$ 9.02		
Forfeited	(734)		$ 40.40		
Exercised	(150)		$ 5.90		
Outstanding April 30, 2009	1,662,956		$ 13.00	70,950	$ 74.72

[1]Number of options are not shown in thousands

The following table summarizes the options outstanding and exercisable as at April 30, 2009:

Range of Exercise Price	Number of Options Outstanding[1]	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number of Options Exercisable[1]	Weighted Average Exercise Price
<$6.00	7,106	4.00	$ 5.90	7,106	$ 5.90
$6.01 - $10.00	957,594	7.00	$ 9.02	-	$ -
$10.01 - $70.00	676,626	8.55	$ 14.71	42,214	$ 53.60
$70.01+	21,630	0.83	$ 138.56	21,630	$ 138.56
	1,662,956	7.54	$ 13.00	70,950	$ 74.72

[1]Number of options are not shown in thousands

7. EMPLOYEE FUTURE BENEFITS

a) Defined Benefit Plans and Future Benefits

The Company's net benefit costs related to defined benefit pension plans and other future benefits for the respective three and six-month periods ended April 30, 2009 were $1.1 million and $2.4 million (2008 - $0.2 million and $0.4 million).

b) Defined Contribution Plans

The Company, including subsidiaries and affiliates, contributes to several defined contribution plans including a multi-employer plan. The Company's total consolidated defined contribution plan expense for the respective three and six-month periods ended April 30, 2009, was $2.9 million and $5.6 million (2008 - $2.1 million and $4.1 million).

April 30, 2009 (unaudited) - in thousands of Canadian dollars, except as noted

8. FINANCING EXPENSES

	Three Months Ended April 30		Six Months Ended April 30	
	2009	**2008**	**2009**	**2008**
Interest on:				
Long-term debt	$ 11,867	$ 6,448	$ 23,507	$ 13,096
Short-term debt	1,197	12,430	2,056	20,961
Interest income	(1,132)	(7,597)	(4,579)	(8,814)
CWB carrying charge recovery	(972)	(2,235)	(2,006)	(3,832)
	10,960	9,046	18,978	21,411
Interest accretion	478	(13)	942	213
Amortization of deferred financing costs	768	768	1,536	1,520
	$ 12,206	$ 9,801	$ 21,456	$ 23,144

9. SEGMENTED INFORMATION

The Company has not provided revenues from external customers by geographic location as it is not practicable to do so. Total sales and revenue from services include export sales of $0.9 billion and $1.6 billion for the respective three and six-month periods ending April 30, 2009 (2008 - $0.6 billion and $1.2 billion).

The segments' accounting policies are consistent with those described in Accounting Policies (Note 2). The Company accounts for inter-segment sales at current market prices under normal trade terms.

	Three Months Ended April 30		Six Months Ended April 30	
	2009	**2008**	**2009**	**2008**
Sales and other operating revenues				
Grain Handling and Marketing	$1,126,390	$1,144,454	$2,090,420	$2,133,186
Agri-products	265,950	202,471	452,122	368,417
Agri-food Processing	54,779	52,035	103,220	95,210
Livestock Feed and Services	175,492	133,064	372,805	260,410
Financial Products	4,350	2,029	8,089	4,060
	1,626,961	1,534,053	3,026,656	2,861,283
Less: Inter-segment sales	18,913	8,676	36,867	18,764
	$1,608,048	$1,525,377	$2,989,789	$2,842,519
Inter-segment sales:				
Grain Handling and Marketing	$ 16,122	$ 8,322	$ 33,637	$ 18,410
Agri-products	-	354	-	354
Agri-food Processing	2,791	-	3,230	-
	$ 18,913	$ 8,676	$ 36,867	$ 18,764

April 30, 2009 (unaudited) - in thousands of Canadian dollars, except as noted

	Three Months Ended April 30		Six Months Ended April 30	
	2009	2008	2009	2008
Gross profit and net revenues from services				
Grain Handling and Marketing	$ 126,134	$ 122,050	$ 222,198	$ 237,744
Agri-products	51,775	45,279	43,134	92,380
Agri-food Processing	6,518	15,110	11,033	17,427
Livestock Feed and Services	23,092	19,382	51,543	37,383
Financial Products	3,933	1,945	7,672	4,060
	$ 211,452	$ 203,766	$ 335,580	$ 388,994
Operating, general and administrative expenses				
Grain Handling and Marketing	$ (49,126)	$ (44,495)	$ (97,265)	$ (87,134)
Agri-products	(36,369)	(33,025)	(70,974)	(61,940)
Agri-food Processing	(1,514)	(2,327)	(3,511)	(3,913)
Livestock Feed and Services	(18,524)	(22,437)	(37,733)	(35,132)
Financial Products	(1,171)	(1,142)	(2,763)	(2,137)
Corporate	(19,348)	(21,817)	(44,339)	(38,945)
	$ (126,052)	$ (125,243)	$ (256,585)	$ (229,201)
EBITDA[1]				
Grain Handling and Marketing	$ 77,008	$ 77,555	$ 124,933	$ 150,610
Agri-products	15,406	12,254	(27,840)	30,440
Agri-food Processing	5,004	12,783	7,522	13,514
Livestock Feed and Services	4,568	(3,055)	13,810	2,251
Financial Products	2,762	803	4,909	1,923
Corporate	(19,348)	(21,817)	(44,339)	(38,945)
	$ 85,400	$ 78,523	$ 78,995	$ 159,793

[1] EBITDA – Earnings before interest, taxes, depreciation and amortization, gain (loss) on disposal of assets and integration expenses

	Three Months Ended April 30		Six Months Ended April 30	
	2009	2008	2009	2008
Amortization				
Grain Handling and Marketing	$ (10,087)	$ (10,260)	$ (20,208)	$ (20,603)
Agri-products	(9,642)	(11,258)	(20,915)	(22,566)
Agri-food Processing	(1,493)	(1,444)	(2,961)	(2,889)
Livestock Feed and Services	(3,076)	(2,377)	(6,076)	(4,698)
Financial Products	(105)	(105)	(210)	(210)
Corporate	(209)	(55)	(420)	(55)
	$ (24,612)	$ (25,499)	$ (50,790)	$ (51,021)
EBIT[2]				
Grain Handling and Marketing	$ 66,921	$ 67,295	$ 104,725	$ 130,007
Agri-products	5,764	996	(48,755)	7,874
Agri-food Processing	3,511	11,339	4,561	10,625
Livestock Feed and Services	1,492	(5,432)	7,734	(2,447)
Financial Products	2,657	698	4,699	1,713
Corporate	(19,557)	(21,872)	(44,759)	(39,000)
	$ 60,788	$ 53,024	$ 28,205	$ 108,772

[2] EBIT – earnings before interest, taxes, gain (loss) on disposal of assets and integration expenses

10. COMMITMENTS, CONTINGENCIES AND GUARANTEES

a) Letters of Credit

At April 30, 2009, the Company had outstanding letters of credit and similar instruments of $5.1 million related to operating an agri-business (October 31, 2008 - $68.2 million, April 30, 2008 - $65.2 million). The terms range in duration and expire at various dates

April 30, 2009 (unaudited) - in thousands of Canadian dollars, except as noted

from November 2009 to March 2010. The amounts vary depending on underlying business activity or the specific agreements in place with the third parties. These instruments effectively reduce the amount of cash that can be drawn on the revolving credit facility.

b) Indemnification of Accounts Receivable

Viterra Financial™- the Company has a rolling five-year agreement with a Canadian Schedule I chartered bank to provide credit for qualifying agricultural producers to purchase crop inputs. The agreement may be terminated at an earlier date by mutual consent or by either party upon one year's written notice. Viterra indemnifies the bank for 50% of future losses to a maximum of 5% of the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the size of the underlying portfolio. As at April 30, 2009, outstanding credit was $248.4 million (October 31, 2008 - $487.7 million, April 30, 2008 - $244.0 million) and the Company's obligation for past and future losses is current with the bank in accordance with the Agency Agreement.

Unifeed Financial® - the Company has a rolling five-year agreement with a Canadian Schedule I chartered bank to provide loans to customers to purchase feeder cattle and feeder hogs, as well as related feed inputs, with terms that do not require payment until the livestock is sold. The agreement may be terminated at an earlier date by mutual consent or by either party upon one year's written notice. Viterra indemnifies the bank for credit losses based on the first 20% to 33% of new credit issued on an individual account, dependent on the account's underlying credit rating, with losses in excess of these amounts shared on an equal basis with the bank up to 5% on the aggregate qualified portfolio balance. The Company's aggregate indemnity will vary at any given time with the credit rating of the underlying accounts and the aggregate credit outstanding. As at April 30, 2009, outstanding credit was $44.5 million (October 31, 2008 - $31.9 million, April 30, 2008 - $40.1 million) and the Company's obligation for past and future losses is current with the bank in accordance with the Agency Agreement.

c) Loan Guarantees

The Company is contingently liable under a guarantee given to a third-party lender who has provided certain financing facilities to its wholly owned foreign subsidiaries. As at April 30, 2009, the maximum amount of the guarantee is JPY 2 billion, or approximately $24.1 million. As at April 30, 2009, the principal outstanding and included in the Company's consolidated short-term borrowings was nil (October 31, 2008 – nil, April 30, 2008 - $15.5 million).

The Company is contingently liable under several guarantees given to third-party lenders who have provided long-term financing to certain independent hog producers. As at April 30, 2009, the current outstanding balance of these guarantees is $2.6 million (October 31, 2008 - $2.8 million, April 30, 2008 - $2.9 million). These guarantees diminish as the underlying loans are repaid and expire in 2014.

The Company is contingently liable to a finance company for a portion of losses incurred related to potential producer delinquencies associated with equipment leases and credit

April 30, 2009 (unaudited) - in thousands of Canadian dollars, except as noted

provided for the purchase of fertilizer bins. Given historically low delinquent rates in conjunction with collateral values of assets, the Company has accrued no obligation.

d) Asset Retirement Obligations

In 1987, a joint venture, which manufactured phosphate and nitrate fertilizers, closed two of its facilities. The asset retirement obligations represent the best estimate by management of the legal obligations it would incur during the reclamation process. Reclamation involves the demolition of the manufacturing facilities and the reclamation of the phosphogypsum stacks. Uncertainty exists regarding the estimation of future decommissioning and reclamation costs.

At April 30, 2009, the Company estimated that the undiscounted cash flow required to settle the asset retirement obligations was approximately $21.2 million (October 31, 2008 - $23.9 million, April 30, 2008 - $19.7 million), which is expected to be settled over the 2009 through 2015 period. The credit adjusted risk-free rates at which the estimated cash flows have been discounted range from 4% to 5.4%.

e) Director and Officer Indemnification

The Company indemnifies its directors and officers against any and all claims or losses reasonably incurred in the performance of their service to the Company to the extent permitted by law. The Company has acquired and maintains liability insurance for its directors and officers as well as those of certain affiliated companies.

f) Other Indemnification Provisions

From time to time, the Company enters into agreements in the normal course of operations and in connection with business or asset acquisitions or dispositions. By their nature, these agreements may provide for indemnification of counterparties. The varying nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could incur. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

g) Other Contingencies

As at April 30, 2009, there are claims against the Company in varying amounts for which a provision in the financial statements is not considered necessary. The occurrence of the confirming future event is not determinable or it is not possible to determine the amounts that may ultimately be assessed against the Company with respect to these claims. Management believes that any such amounts would not have a material impact on the business or financial position of the Company.

11. FINANCIAL AND OTHER INSTRUMENTS AND HEDGING

a) Fair Value

The following table presents the carrying amount and the fair value of the Company's financial instruments and non-financial derivatives. Amortized cost is calculated using the effective interest rate method. Fair value is based on quoted market prices. These amounts represent point-in-time estimates and may not reflect fair value in the future. These calculations are subjective in nature, involve uncertainties and are a matter of significant judgment.

April 30, 2009 (unaudited) - in thousands of Canadian dollars, except as noted

	April 30, 2009			April 30, 2008		October 31, 2008	
	Carrying Value	Fair Value	Financial Instruments Category	Carrying Value	Fair Value	Carrying Value	Fair Value
Cash	$ 73,135	$ 73,135	HFT	$ 10,113	$ 10,113	$ 183,536	$ 183,536
Cash in trust	-	-	HFT	14,641	14,641	-	-
Short-term investments	592,285	592,285	HFT-D	23,790	23,790	486,129	486,129
Accounts receivable:							
Loans and receivables	635,603	635,603	L&R	552,116	552,116	703,773	703,773
Commodity contracts and exchange-traded derivatives	68,765	68,765	HFT	128,804	128,804	70,057	70,057
	704,368	704,368		680,920	680,920	773,830	773,830
Investments:							
Available for sale at fair value	76	76	AFS	184	184	62	62
Available for sale at cost	7,551	7,551	AFS	8,075	8,075	7,359	7,359
Non-financial instrument	281		N/A	9,507		224	
	7,908			17,766		7,645	
Other long-term assets:							
Long-term receivable	1,975	1,975	L&R	5,122	5,122	2,075	2,075
Non-financial instrument	59,307		N/A	46,900		67,163	
	61,282			52,022		69,238	
Bank indebtedness	52	52	OFL	42,433	42,433	655	655
Short-term borrowings	91,227	91,227	OFL	573,209	573,209	17,769	17,769
Accounts payable and accrued liabilities							
Other liabilities	963,990	963,990	OFL	1,021,947	1,021,947	846,765	846,765
Commodity contracts and exchange-traded derivatives	30,231	30,231	HFT	24,062	24,062	81,831	81,831
	994,221	994,221		1,046,009	1,046,009	928,596	928,596
Long-term debt, including current portion	701,214	700,645	OFL	303,862	307,862	610,088	595,257
Other long-term liabilities							
Commodity contracts and exchange-traded derivatives	20,461	20,461	HFT	-	-	10,121	10,121
Classified as other liabilities	15,357	15,357	OFL	17,794	17,794	9,638	9,638
Non-financial instrument	39,926		N/A	39,739		44,424	
	75,744			57,533		64,183	

Financial instruments category/guide:

HFT	Held for trading
HFT-D	Held for trading – designated
L&R	Loans and receivables
AFS	Available for sale
OFL	Other financial liabilities
N/A	Not applicable

Changes in fair value of commodity contracts and exchange-traded derivatives are included in cost of sales.

April 30, 2009 (unaudited) - in thousands of Canadian dollars, except as noted

b) Risks and Risk Management

The Company faces certain financial risks such as commodity price, foreign exchange, interest rate, credit and liquidity risk which can impact its financial performance. The Company is exposed to changes in commodity prices, foreign exchange rates and interest rates. The Company utilizes a number of financial instruments to manage these exposures. Financial instruments are not used for trading or speculative purposes. The Company mitigates risk associated with these financial instruments through Board-approved policies, limits on use and amount of exposure, internal monitoring, and compliance reporting to senior management and the Board. For additional information on other general and environmental risks and how they arise and are managed, readers should review the 2008 Annual Information Form and Section 18 of Management's Discussion and Analysis included in the 2008 Annual Financial Review.

i) Commodity Price Risk

The Company is exposed to commodity price movements within the market as part of its normal operations. The Company uses exchange-traded futures and options contracts to minimize the effects of changes in the prices of hedgable agricultural commodities on its agri-business inventories and agricultural commodities forward cash purchase and sales contracts. Exchange-traded futures and options contracts are valued at the quoted market prices. Forward purchase contracts and forward sales contracts are valued at the quoted market prices, which are based on exchange quoted prices adjusted for freight and handling costs. This is consistent with the Company's practice in the prior year. The Company manages the risk associated with inventory and open contracts on a combined basis. The Company's Risk Management Policy provides limits within which management may maintain inventory and certain long or short commodity positions. Based on the Company's April 30, 2009 closing positions, a $10 per tonne change in commodity market prices and a $2 per tonne change in basis levels would result in a $0.7 million change to the Company's after tax net earnings on unhedged positions. In relation to the natural gas contracts outstanding at April 30, 2009, a $1 per gigajoule change in market prices would result in a $1.3 million change to the Company's after tax net earnings.

ii) Foreign Exchange Risk

The Company is exposed to foreign exchange risk on financial commodity contracts which are denominated in foreign currencies and on its investment in foreign subsidiaries. The Company uses derivative financial instruments, such as foreign currency forward contracts, futures contracts, and options to limit exposures to changes in foreign currency exchange rates with respect to its recorded foreign currency denominated assets and liabilities as well as anticipated transactions.

During fiscal 2009, the Agri-food Processing segment of the Company has implemented hedge accounting to match the cash flow of its products sold in U.S. funds with its U.S. dollar currency hedging instruments. Under hedge accounting, the effective portion of the change in the fair value of the hedging instrument is recognized in other comprehensive income, while the ineffective portion is recognized immediately in sales and other operating revenues. Upon maturity of the derivative instrument, the effective gains and losses previously recognized in other

April 30, 2009 (unaudited) - in thousands of Canadian dollars, except as noted

comprehensive income are recorded in net earnings as a component of sales and other operating revenues. Maturity dates for the foreign exchange forward contracts on anticipated transactions extend to November 2012. As at April 30, 2009, the portion of the forward contracts considered to be ineffective is insignificant. The estimated amount reported in other comprehensive income that is expected to be reclassified to net earnings as a component of sales and other operating revenues during the next 12 months is an after tax expense of $2 million. Previously, the Agri-food Processing segment had discontinued hedge accounting and had thereby increased the potential for volatility in income on these hedged contracts.

In all other segments the foreign currency forward contracts, futures contracts, and options used by the Company are marked-to-market and unrealized gains and losses are recognized in income in the period in which they occur. Due to the Company's risk management strategy, the Company's sensitivity in net earnings and other comprehensive income to changes in foreign currency exchange rates is insignificant.

During the quarter, the Company entered into option arrangements in order to limit exposure to a change in the Australian dollar ("AUD") on AUD $300 million. The effect of a 100 basis point increase in the value of the AUD would result in a $0.7 million increase to the Company's after tax net earnings. A decrease of an equal amount would result in a $1.4 million decrease to the Company's after tax net earnings.

The Company also has immaterial exposures to currencies other than the U.S. dollar such as British pounds and euros.

iii) Interest Rate Risk

The Company manages interest rate risk and currency risk on borrowings by using a combination of cash instruments, forwards and a mixture of fixed and floating rates. The Company has entered into interest rate swaps to manage variable interest rates associated with a portion of the Company's debt portfolio. The Company uses hedge accounting for interest rate swaps used to hedge long-term debt. Hedge accounting treatment results in interest expense on the related debt being reflected at hedged rates rather than at variable interest rates. The effective portion of changes in the fair value of the swap is recognized in other comprehensive income while any ineffective portion of changes in the fair value of the swap is recognized immediately in financing expenses. Gains and losses are recognized in financing expenses in the same period as the hedged item is settled. Based on the Company's current credit ratings and interest rate swaps, the hedged fixed rate of interest on the Credit Facility is approximately 5.3% on Canadian dollar borrowings and approximately 6.1% on U.S. dollar borrowings. The effect of a 25 basis point change on the $220.5 million Canadian dollar interest rate swap would result in a $1.4 million change to the Company's after tax other comprehensive income, and no change to after tax net earnings. The effect of a 25 basis point change on the $73.5 million U.S. dollar interest rate swap would result in a $0.5 million change to the Company's after tax other comprehensive income, and no change to after tax net earnings. The effect of a 25 basis point change on the $98 million Canadian dollar interest swap would result in a $0.6 million change to the

April 30, 2009 (unaudited) - in thousands of Canadian dollars, except as noted

Company's after tax other comprehensive income, and no change to after tax net earnings. The Company is also exposed to interest rate risk on short-term variable rate borrowings. The Company's short-term borrowings fluctuate with seasonal working capital requirements. A 1% increase in short-term variable rates based on April 30, 2009 borrowings would decrease after tax net earnings by $0.6 million per annum.

The fair value of the secured notes fluctuates as market interest rates change. However, the secured notes have been designated as other financial liabilities and therefore, changes in their fair value have no impact on net earnings.

iv) *Credit Risk*

The Company is exposed to credit risk in respect of trade receivables which the Company manages through ongoing credit reviews of all significant contracts and analysis of payment and loss history. The absence of significant financial concentration of such receivables, except as noted below for receivables from the CWB, limits its exposure to credit risk. Credit risk exposure for the Agri-products and Livestock Feed and Services segments are also limited through an arrangement with a Canadian Schedule I chartered bank which provides for limited recourse to the Company for credit losses on accounts receivable under Viterra Financial and Unifeed Financial.

The Company is also exposed to credit risk in the event of non-performance of its counterparties on its derivative contracts. However, in the case of over-the-counter derivative contracts, the Company only contracts with pre-authorized counterparties where agreements are in place and the Company monitors the credit ratings of its counterparties on an ongoing basis. Exchange traded futures contracts used to hedge future revenues in the Company's grain business are not subject to any significant credit risk as the changes in contract positions are settled daily through a recognized exchange.

All bad debt write-offs are charged to operating, general and administrative expenses. The changes in the allowance for losses against accounts receivable are as follows:

Balance, October 31, 2007	$	10,303
Provision for losses		7,393
Write-offs, net of recoveries		(7,046)
Balance, April 30, 2008		10,650
Provision for losses		2,485
Write-offs, net of recoveries		(1,193)
Balance, October 31, 2008		11,942
Provision for losses		581
Write-offs, net of recoveries		(2,329)
Balance, April 30, 2009	$	10,194

April 30, 2009 (unaudited) - in thousands of Canadian dollars, except as noted

The distribution of trade accounts receivable by credit quality as at April 30, 2009 is shown in the following table.

Not past due	$	433,720
Past due:		
Past due less than 60 days		53,491
Past due 60 to 90 days		2,458
Past due 90 days or more		6,802
Impaired		(10,194)
Balance, April 30, 2009	$	486,277

Included in trade accounts receivable not past due is $190.2 million due from the CWB which represents a significant concentration of credit risk.

The Company's maximum credit exposure at the balance sheet date consists primarily of the carrying amounts of non-derivative financial assets such as cash, cash equivalents, accounts receivable and long-term receivables as well as the fair value of commodity contracts, exchange-traded derivatives, and other non-trade assets included in accounts receivable.

Short-term investments are held with two Schedule I, one Schedule II, and one Schedule III Canadian commercial banks and have maturities of less than three months.

v) *Liquidity Risk*
The Company actively maintains credit facilities to ensure it has sufficient available funds to meet current and foreseeable financial requirements. Please refer to Section 6.6 of the Management Discussion and Analysis for contractual maturities of financial liabilities at April 30, 2009.

c) Collateral
The Company has charged substantially all assets of the Company and certain of its subsidiaries as security for borrowings.

12. MANAGEMENT OF CAPITAL

The Company's objective when managing capital is to strive for a long-term manageable level of debt to total capital. Due to the seasonal nature of the Company's short-term borrowing requirements, the Company's objective is to manage the level of debt to total capital between 30% to 40%.

Debt to total capital is defined as total interest bearing debt divided by total interest bearing debt plus the book value of total shareholders' equity. Interest bearing debt is the aggregate of bank indebtedness, short-term borrowings, long-term debt due within one year and long-term debt.

April 30, 2009 (unaudited) - in thousands of Canadian dollars, except as noted

As at	April 30, 2009	April 30, 2008	October 31, 2008
Bank indebtedness	$ 52	$ 42,433	$ 655
Short-term borrowings	91,227	573,209	17,769
Total short-term debt	$ 91,279	$ 615,642	$ 18,424
Long-term debt due within one year	$ 18,513	$ 3,068	$ 14,703
Long-term debt	682,701	300,794	595,385
Total long-term debt	$ 701,214	$ 303,862	$ 610,088
Total interest bearing debt	$ 792,493	$ 919,504	$ 628,512
Shareholders' equity	$ 2,190,404	$ 1,553,326	$ 2,200,725
Total capital	$ 2,982,897	$ 2,472,830	$ 2,829,237
Debt to total capital:			
As at the balance sheet date	27:73	37:63	22:78
Four quarter average	25:75	37:63	30:70

The Company has a covenant to maintain a debt to capitalization ratio as prescribed by the financial institutions for a portion of the long-term financing. At April 30, 2009, the Company is in compliance with external covenants related to the management of capital.

13. FUTURE ACCOUNTING CHANGES

a) International Financial Reporting Standards
In January 2006, the CICA Accounting Standards Board adopted a strategic plan for the direction of accounting standards in Canada. As part of that plan, accounting standards for public companies would be required to converge with International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011 with comparative figures presented on the same basis. In February 2008, the Accounting Standards Board confirmed the effective due date of the initial adoption of IFRS. The impact of the transition to IFRS on the Company's consolidated financial statements has not yet been determined.

b) In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests. The new sections will be applicable to financial statements relating to fiscal years beginning on or after January 1, 2011. The impact on the Company's consolidated financial statements has not yet been determined.

14. OFFER FOR ABB GRAIN LTD.

On May 19, 2009, the Company and ABB Grain Ltd. ("ABB"), a leading Australian agri-business with diversified businesses including supply chain operations, grain marketing, malt, and rural services, announced that they have signed an Implementation Agreement under which the Company proposes to acquire all the issued and outstanding common shares in ABB. The acquisition remains subject to ABB shareholder and court approval.

April 30, 2009 (unaudited) - in thousands of Canadian dollars, except as noted

The ABB Board of Directors unanimously recommended that ABB shareholders vote in favour of the proposed Scheme of Arrangement, in the absence of a superior proposal and subject to an independent expert concluding that the proposal is in the best interests of ABB shareholders. The transaction has also been unanimously approved by the Board of Directors of the Company.

The transaction is valued based on the Company's closing share price on May 15, 2009 (the last trading day prior to the announcement) of $8.84 per share and an Australian dollar to Canadian dollar exchange rate of $0.8901. All amounts reported in this Note are in the Canadian dollar equivalent of Australian funds converted at this exchange rate. The actual exchange rate and Company share price at time of closing may differ. The total value of the transaction is approximately $1.4 billion.

Under the offer, for each ABB share, ABB shareholders will receive a combination of cash and shares valued at per share total amounts ranging from $8.11-$8.38 dependent upon the election by ABB shareholders between cash or shares and subject to maximum cash and share limits. The maximum cash limit is approximately $1 billion and the maximum share limit is approximately 78 million common shares of the Company.

The share component will be in the form of CHESS Depository Interests ("CDI") to be listed on the Australian Securities Exchange. The CDIs will represent an equal interest in Company shares and will be exchangeable into Toronto Stock Exchange ("TSX") listed Company shares on a one-for-one basis. Shareholders can also elect to have their share component issued as Company shares listed on the TSX.

A portion of the funding required should the acquisition be completed, will come from a private placement subscription receipt offering announced on April 29, 2009. This private placement subscription receipt offering closed on May 13, 2009.

Under the private placement offering the Company issued 56,250,000 subscription receipts at a price of $8.00 per subscription receipt for gross proceeds of $450 million. Each subscription receipt entitles the holder to receive, for no additional consideration, one common share of the Company upon the initial take-up by the Company before November 30, 2009 of all of the outstanding common shares of ABB.

The gross proceeds from the subscription receipts are being held in escrow pending the initial take-up by the Company of the common shares of ABB. In the event that the acquisition closing does not occur before November 30, 2009, or the acquisition is terminated at an earlier time, holders of the subscription receipts will receive a refund of the full purchase price of the subscription receipt, together with their pro rata share of interest earned thereon between the closing date and the termination date, less applicable withholding tax, if any.

Form F52-109F2 – Certification of Interim Filings

I, Rex McLennan, Chief Financial Officer of Viterra Inc. certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of **Viterra Inc.** (the "issuer") for the interim period ended April 30, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*, for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is COSO.

5.2 N/A.

5.3 N/A.

6. ***Reporting changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on February 1, 2009 and ended on April 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: June 10, 2009

Rex McLennan
Chief Financial Officer

Form F52-109F2 – Certification of Interim Filings

I, Mayo Schmidt, President and Chief Executive Officer of Viterra Inc. certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of **Viterra Inc.** (the "issuer") for the interim period ended April 30, 2009.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. ***Responsibility:*** The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings,* for the issuer.

5. ***Design:*** Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

   (a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

      (i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

      (ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

   (b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 ***Control framework:*** The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is COSO.

5.2 N/A.

5.3 N/A.

6. ***Reporting changes in ICFR:*** The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on February 1, 2009 and ended on April 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: June 10, 2009

Mayo M. Schmidt

Mayo Schmidt
President and Chief Executive Officer

VITERRA™

For Immediate Release
Date: June 9, 2009
Calgary, Alberta
Listed: TSX:VT

Viterra Employees Give Strong Vote In Favour of Company Representation

June 9, 2009 - Viterra Inc. today announced that an overwhelming 81.4 per cent of Manitoba employees who were eligible to cast their ballots in a secret mail-in representation vote favoured a direct working relationship with the Company over Grain Services Union ("GSU") representation.

The GSU has been campaigning to represent employees in Manitoba since the combination of Viterra's former companies – Saskatchewan Wheat Pool Inc. and Agricore United – in May 2007. The Canada Industrial Relations Board ("CIRB") ordered a vote earlier this spring, setting June 8th at 4:30 p.m. as the deadline for the receipt of ballots. Of the 200 employees eligible to vote, 183 cast a ballot.

"This is an important day for our employees. Viterra has always believed that our employees should be given the opportunity to express their democratic right, and to have a voice in the important matter of representation. We are pleased that the CIRB has supported this process to determine the wishes of this group," said Fran Malecha, Viterra's Chief Operating Officer.

Manitoba employees who participated in the vote included those working in country operations and maintenance roles, with the exception of employees in Brandon, Boissevain, Carman, Coulter and Winnipeg office.

Viterra Inc. is Canada's leading agribusiness, with extensive operations and distribution capabilities across Western Canada, and with operations in the United States, Japan, Singapore and Geneva. The Company is diversified into sales and services of crop inputs and equipment, grain handling and marketing, livestock feed, agri-food processing and financial products. These operations are complemented by value-added businesses and strategic alliances, which allow Viterra to leverage its pivotal position between producers and destination customers. The Company's common shares are listed on the Toronto Stock Exchange under the symbol VT. For more information visit www.viterra.ca

\- 30 -

For more information, contact:

Peter Flengeris
Viterra Inc.
Tel: (306) 569-4810
Email: peter.flengeris@viterra.ca

www.viterra.ca

VITERRA™

For Immediate Release
Date: June 11, 2009
Regina, Saskatchewan
Listed: TSX: VT

Viterra Adds Top Performing Flax Variety to Its Proprietary Seed Offering

REGINA, SASKATCHEWAN — Viterra Inc. is pleased to announce the launch of NuLin™ 50, the first high omega-3 flax variety to be registered in Canada. NuLin 50 was developed by Viterra's flax research team and exhibits several traits, including high yields and improved oil content, desired by growers and end users.

"Viterra operates a world class research and development program dedicated to bringing top quality products to market," said Doug Wonnacott, Viterra's Senior Vice-President, Agri-products. "NuLin 50 is an identity preserved crop, with an oil profile and omega-3 content ideal for a wide range of applications in nutritious food, feed and industrial sectors, with the potential to create value for both producers and destination customers."

Current nutritional information about dietary fats has raised awareness among consumers about the health benefits of omega-3 fatty acids found in flax. Recent trial data comparing NuLin 50 to CDC Bethune, Canada's most popular flax variety, demonstrated:

- NuLin 50 yields 103% of CDC Bethune;
- NuLin 50's oil content is 1.5% higher;
- NuLin 50's iodine value is 210, compared to 189 for CDC Bethune; and
- NuLin 50 contains 12.9% more omega-3.

Viterra operates one of the largest flax breeding programs in the world, with a direct focus on creating value-added opportunities for Canadian farmers. Based in Vegreville, Alberta, Viterra's flax research team generates and evaluates approximately 30,000 NuLin flax strains annually. The most promising varieties are then tested through Viterra's field network across Western Canada, vital to ensuring high performance.

NuLin 50 will be available for the 2010 growing season.

Viterra Inc. is Canada's leading agribusiness, with extensive operations and distribution capabilities across Western Canada, and with operations in the United States, Japan, Singapore and Geneva. The Company is diversified into sales and services of crop inputs and equipment, grain handling and marketing, livestock feed, agri-food processing and financial products. These operations are complemented by value-added businesses and strategic alliances, which allow Viterra to leverage its pivotal position between Prairie farmers and destination customers. The Company's common shares are listed on the Toronto Stock Exchange under the symbol VT.

– 30 –

FOR FURTHER INFORMATION PLEASE CONTACT:

Peter Flengeris
Investor Relations and Corporate Affairs
Viterra Inc.
(306) 569-4810
Website: http://www.viterra.ca

VITERRA™

For Immediate Release
Date: June 15, 2009
Calgary, Alberta
Listed: TSX: VT

Viterra Strengthens Value-Added Processing Business: Acquires canola crush operation

CALGARY, ALBERTA --- Viterra Inc. is pleased to announce that it will acquire the assets of Associated Proteins LP (APLP) of Ste. Agathe, Manitoba. APLP has a canola crush capacity of 1,000 metric tonnes per day, and with immediate access to North America's major rail lines, is well situated to source raw materials domestically and supply North American end-use markets.

Under the terms of the Purchase and Sales Agreement, Viterra will acquire the assets of APLP for $64 million plus working capital. The agreement is subject to Canadian Competition Bureau approval. The transaction is anticipated to close on June 25, 2009.

"This acquisition is an ideal fit for Viterra. It bolsters our presence in food processing and complements our position as Canada's leading canola exporter," said Mayo Schmidt, President and CEO. "It is consistent with our overall strategy to grow our company's value-added capabilities."

Canola oil is low in trans fats and saturated fats and has one of the healthiest fat profiles of any of the major vegetable oils. Significant growth for canola oil is expected as it replaces soy oil in food applications. The Ste. Agathe plant is a scalable operation with future growth and expansion opportunities to service the growing markets for healthy vegetable oils.

"Through this transaction, we will be able to further leverage our value chain to meet increased crush demands and supply an expanding healthy vegetable oil market," said Karl Gerrand, Viterra's Senior Vice-President, Food Processing. "APLP's management team and staff have an impressive track record of execution and we look forward to working together to grow the business and its customer base."

Viterra Inc. is Canada's leading agribusiness, with extensive operations and distribution capabilities across Western Canada, and with operations in the United States, Japan, Singapore and Geneva. The Company is diversified into sales and services of crop inputs and equipment, grain handling and marketing, livestock feed, agri-food processing and financial products. These operations are complemented by value-added businesses and strategic alliances, which allow Viterra to leverage its pivotal position between Prairie farmers and destination customers. The Company's common shares are listed on the Toronto Stock Exchange under the symbol VT.

– 30 –

FOR FURTHER INFORMATION PLEASE CONTACT:

Peter Flengeris
Investor Relations and Corporate Affairs
Viterra Inc.
(306) 569-4810

Website: http://www.viterra.ca